Mediacom

2003 ANNUAL REPORT





CONNECTING YOUR WORLD. NOW.



Mediacom

A LEADING

COMPANY PROFILE

Mediacom Communications is the nation's 8th largest cable television company and the leading cable operator focused on serving smaller cities and towns in the United States. Our cable systems connect 2.76 million homes and serve 1.54 million subscribers in 23 states.

CONNECTING YOUR WORLD. NOW.



Our goal is to offer the latest broadband communications technologies and first-class service to our customers. We provide a wide array of broadband products and services, including traditional video services, digital television, video-on-demand, high-definition television, digital video recorders and high-speed Internet access.



FINANCIAL AND OPERATING HIGHLIGHTS

MEDIACOM COMMUNICATIONS CORPORATION

(dollars in thousands and unaudited)	**2003**	2002	2001	2000	1999	1998	1997	1996 [5]
Revenues	**$1,004,889**	$ 923,033	$ 585,175	$ 328,258	$ 174,961	$129,297	$ 17,634	$ 5,411
OIBDA [1]	**$ 405,697**	$ 371,251	$ 248,293	$ 127,713	$ 62,649	$ 54,055	$ 8,509	$ 2,699
Operating Income (Loss)	**$ 132,390**	$ 51,816	$ (62,492)	$ (50,618)	$ (38,416)	$ (11,738)	$ 873	$ 542
Capital Expenditures [2]	**$ 240,541**	$ 408,314	$ 285,396	$ 183,518	$ 86,669	$ 53,721	$ 4,699	$ 671
Total Assets	**$3,654,959**	$3,703,974	$3,664,848	$1,379,972	$1,272,881	$451,152	$102,791	$46,560
Total Debt	**$3,051,493**	$3,019,000	$2,798,000	$ 987,000	$1,139,000	$337,905	$ 72,768	$40,529
Total Stockholders' Equity	**$ 285,114**	$ 346,541	$ 507,576	$ 261,621	$ 54,615	$ 78,651	$ 24,441	$ 4,537
Homes Passed	**2,755,000**	2,715,000	2,630,000	1,173,000	1,071,500	520,000	87,750	38,749
Basic Subscribers	**1,543,000**	1,592,000	1,595,000	779,000	719,000	354,000	64,350	27,153
Digital Customers	**383,000**	371,000	321,000	40,000	5,300	—	—	—
Data Customers	**280,000**	191,000	115,000	15,600	5,100	4,729	2,518	2,225
Total RGUs [3]	**2,206,000**	2,154,000	2,031,000	834,600	729,400	358,729	66,868	29,378
RGU Penetration [4]	**80%**	79%	77%	71%	68%	69%	76%	76%
Percentage of Cable Network Upgraded	**98%**	96%	75%	74%	57%	45%	25%	0%

REVENUES
(dollars in thousands)


5,411
17,634
129,297
174,961
328,258
585,175
923,033
1,004,889
'96
'97
'98
'99
'00
'01
'02
'03

OIBDA [1]
(dollars in thousands)


2,699
8,509
54,055
62,649
127,713
248,293
371,251
405,697
'96
'97
'98
'99
'00
'01
'02
'03

RGUs [3]


29,378
66,868
358,729
729,400
834,600
2,031,000
2,154,000
2,206,000
'96
'97
'98
'99
'00
'01
'02
'03

(1) Operating income before depreciation and amortization, or OIBDA, is a financial measure that is not calculated in accordance with generally accepted accounting principles (GAAP) in the United States. For an explanation of why we refer to OIBDA, and a reconciliation of OIBDA to operating income (loss), please see "Use of Non-GAAP Financial Measures" on page 18.

(2) Capital expenditures for 2003 include $9.0 million financed through capital leases.

(3) Revenue Generating Units, or RGUs, represent the sum of basic subscribers, digital customers and data customers.

(4) Represents RGUs as a percentage of homes passed.

(5) Revenues, OIBDA, operating income (loss) and capital expenditures are for the period from the commencement of our operations on March 12, 1996 through December 31, 1996.



DEAR FELLOW

WE CROSSED THE $1 BILLION REVENUE THRESHOLD ONLY SEVEN YEARS AFTER COMMENCEMENT OF OPERATIONS, A SINGULAR ACCOMPLISHMENT IN THE CABLE INDUSTRY.

2003 was a year of key accomplishments for Mediacom. We crossed the $1 billion revenue threshold only seven years after commencement of operations, a singular accomplishment in the cable industry. We finished our billion-dollar network investment program, giving us superior technology capable of delivering a complete array of video, data and voice products and services from a single platform. And, we turned free cash flow[(1)] positive during the second half of the year, laying the foundation for what we expect to be accelerating free cash flow growth for our Company.

Our achievements over the past eight years are the result of our adherence to a core set of guiding principles—paying the right price for cable systems we acquire, investing in a disciplined manner to upgrade our systems with the latest broadband technologies, expanding our product offerings and providing the best customer care.

Mediacom is now entering the next phase of our business plan, the "sweet spot" where we harvest the fruits of our years of hard work and billions of dollars of investment. We expect our future to be one of increasing product and revenue diversification, dramatic growth in free cash flow and expanding returns on invested capital.

Mediacom achieved solid financial results in 2003. Revenues grew 8.9% to $1,004.9 million. Operating income before depreciation and amortization, or OIBDA[(1)], which we consider a key indicator of our financial performance, increased 9.3% to $405.7 million. Operating income rose 156% to $132.4 million. Capital expenditures, including items financed through capital leases, decreased 41.1% to $240.5 million. The Company generated $165.2 million of unlevered free cash flow[(1)], as compared to negative $37.1 million in the prior year. The Company also generated $10.8 million of free cash flow for the second half of the year and negative free cash flow of $25.0 million for the entire year, as compared to negative $225.4 million in 2002.

We achieved these results despite a highly competitive environment in our video business. Satellite service providers continued to present a strong competitive challenge, expanding their launches of local television channels into more of our markets. These "local-into-local" launches were usually accompanied by heavy marketing and advertising and were the primary cause of our loss of basic subscribers in 2003. While we expect to continue to experience competitive pressures in our video business in 2004 and beyond, we are fully prepared to face these challenges with a strategy that will permit Mediacom to enjoy profitable long-term success.

We are poised for success. We are no longer a single product company. Our two-way, fiber-rich broadband

(1) Operating income before depreciation and amortization, unlevered free cash flow and free cash flow are non-GAAP financial measures. For an explanation of why we refer to these measures and reconciliations of historical presentations of these measures to their most directly comparable GAAP measures, please see page 18.

SHAREHOLDERS:

network allows us to offer our customers exciting new services with greater value and choice, enabling us not only to grow our revenues but also to diversify away from the traditional analog video business. Consider the magnitude of the shift that has already taken place in the past four years.

At the end of 1999, virtually all of our revenue generating units, or RGUs, were analog video subscribers, representing a 68% penetration of homes passed, and we generated about $34 per month per RGU. By the end of 2003, this penetration measure had jumped to 80% and the corresponding monthly revenue had increased to $39. Over 30% of the RGUs at year-end 2003 consisted of digital video and data customers. As we aggressively launch additional broadband services, to both the residential and commercial markets, we expect our revenue diversification to accelerate.

We have the superior technological platform. We have completed the transformation of our legacy cable systems into advanced broadband networks. We believe our years of investing in our superior platform give us a strong competitive edge and a powerful engine for future growth.

A major benefit of our network investment is improved network reliability, which translates into higher customer satisfaction. Our investment has enhanced operating efficiencies and has given us the scale to launch new products and services in a capital efficient manner. In addition, it has created new opportunities for us to tap into the non-residential market, such as delivering commercial data and voice services to small and medium-sized businesses, as well as large enterprise customers.

Importantly, our heavy capital spending is done, as we have built our network with excess fiber capacity, eliminating the need for major upgrades for years to come. We are especially proud to reach this point with a comparatively modest level of investment. Our total assets per basic subscriber were just $2,369 at December 31, 2003—the lowest figure among public cable companies. This underscores our intense focus on managing our investment to drive higher returns on capital.

We have the products and services to succeed. Leveraging the power of our broadband network, we are giving our customers more choices of products and services, promoting greater value through bundling and offering the convenience of one-stop shopping.

- *Video-on-demand,* or VOD, is available to 50% of digital customers, increasing to 65% by the end of 2004. With over 600 hours of programming, our VOD service has a rapidly growing library of first run movies, traditional movie fare, and event driven programming, plus special interest programming offered to our customers at no additional charge.
- *High definition television,* or HDTV, is available to 70% of our digital customers, increasing to 82% by year-end. We are expanding availability of local broadcast channels in the HDTV format and have launched an HDTV tier of sports, movies and special interest programming to showcase HD's crystal clear picture, unmatched sound quality and wide-screen theater experience.
- *Digital video recorders,* or DVRs, have been deployed in selected markets since March 2004. DVRs provide consumers with the ability to view recorded programming at will, and to pause and rewind "live" broadcasts. We plan to expand their availability throughout the year.
- *High-speed Internet,* or HSI, is available to virtually all of our customers and we continue to enhance its performance and convenience. We recently doubled HSI speeds at no additional charge to our customers, and we are deploying Internet access services with both slower and faster speeds to further drive customer acceptance.
- *Voice-over-Internet Protocol,* or VoIP, telephony leverages our existing network investments and allows us to offer our customers a triple-play bundle of video, data and voice services. VoIP telephony service is expected to be available in certain of our markets during the fourth quarter of 2004. We believe VoIP telephony has the potential to be as successful as HSI, particularly given telephony's ubiquity in U.S. households today and the exciting features that VoIP allows us to offer customers.
- *Bundling* is becoming increasingly important to our customer growth. We are positioned to be the dominant single-source provider of the triple-play bundle in our markets, giving our customers the benefit of having one point of contact for sales, service and billing.

We are local. We have another key advantage; we are committed to our local communities, helping us to build brand loyalty. We demonstrate this each and every day in so many different ways. Across our markets, our employees provide valuable resources and volunteer support for numerous city, town and neighborhood programs. We also give back to our communities by producing exclusive local programming, such as local sports and political events. Mediacom is proud of the fact that we take root in the communities we serve, becoming an integral part of the business and community establishment. For us, this is not just good community relations; it is good business and people policy.

WE BELIEVE THE BENEFITS OF OUR LOCAL PRESENCE AND OUR SINGLE-SOURCE BUNDLING OF SERVICES POSITION US TO COMPETE EFFECTIVELY.

We are ready for the competition. Product and service differentiation is our critical advantage. We believe the benefits of our local presence and our single-source bundling of services position us to compete effectively. This differentiation is becoming more and more apparent to our customers.

In the video category, setting the stage for the long term, we have moved ahead of satellite providers. Our VOD service, which satellite is incapable of delivering, gives our customers much greater choice and convenience. Our HDTV service will contain more local high-definition broadcast signals in our markets, as satellite confronts spectrum limitations in its delivery of HDTV broadcast signals. Topping off our video services, we are now making DVRs available to our customers. Finally, strengthening our home field advantage, we are producing more and more exclusive local programming that is not available on satellite.

Our HSI product is superior to the competing service offered by local phone companies based on speed, price and ease of installation. Moreover, our service is more widely available than what the phone competitors offer today. This is because our markets have relatively lower housing densities than the major urban centers, making it more expensive for the telephone companies to upgrade their footprint for high-speed Internet access.

We are also more customer-centric than ever before. We have made investments in our call centers that have raised the level of our customer service and improved the productivity of our customer care personnel. Overall, the enhancements to our video product, our superior HSI service, our plans to launch VoIP telephony service later this year, and our quality customer care and local presence form the key differentiators that enable us to compete effectively in our markets.

We are intensely focused on generating free cash flow. We have worked diligently to get to this stage of the investment cycle. We built our network with hard-earned capital and now we are set to harvest the returns on our investment. We focus not only on top-line revenue growth as we leverage our network's capabilities, but also on careful management of the controllable costs of our business and the capital investments we make. Our overarching objective is to balance the funding of our business with maximizing free cash flow generation.

With future capital investments incremental in nature and largely success-based, we have set the stage for accelerating free cash flow growth. Based on our 2004 guidance, we expect unlevered free cash flow of at least \$250 million, a 51% increase from the prior year, and free cash flow of at least \$50 million. We are pleased to see that our long-term strategy of network investment is beginning to pay off.

A flexible balance sheet has supported our growth initiatives thus far and we expect our financial position to show continuous improvement as we expect to use our free cash flow to reduce debt. Our capital structure reflects long-dated debt maturities and is reinforced by availability of \$560 million under our bank credit facilities. Our 6.3% cost of debt at December 31, 2003 rivals that of investment grade companies, and we have protected ourselves from interest rate fluctuations by fixing the interest rates on 72% of our total debt.

We see good things ahead. I am pleased with what we achieved in 2003, but more importantly, I am confident that the groundwork we have laid since inception has set the stage for a bright future. We built a superior platform, capable of delivering new and exciting products and services that differentiate us from our competitors. We expect to continue to increase revenue diversification and RGU growth over the next several years, as our HSI business maintains its impressive growth trajectory and our planned VoIP telephony service comes into its own. Moreover, we have 3,600 hard-working men and women at the local level committed to providing quality customer care. I believe that these strengths are a powerful combination for long-term success.

I would like to thank our communities and customers for their support. We strive to earn their patronage by providing an ever-expanding variety of products and services at a reasonable cost, and efficient and effective customer service to support them. Equally important, building upon our multi-billion dollar network investment, we continue to devote additional funds to new technologies so that we can help our communities stay competitive in a rapidly changing world.

Of course, Mediacom's successes would not be possible without our employees, whose hard work and dedication form the bedrock of our Company. They are the direct link to our communities and customers; they are the face of Mediacom. I know that as our business continues to evolve, they are confronted with new challenges and asked to do more. I am extremely grateful for their swift adaptability and tireless efforts, and proud of their commitment to deliver quality customer service and practice the highest possible ethical standards.

Finally, I would like to thank you, our shareholders. We are constantly working to earn and keep your confidence each and every day. As we execute the next phase of our business plan, we expect to deliver accelerating free cash flow and higher returns on invested capital. Just as important, we remain committed to the highest standards of integrity in our business practices which we believe are essential in order to truly maximize long-term value for you.

Thank you for your continuing trust and support and for being part of the Mediacom story.

Rocco B. Commisso
Chairman and Chief Executive Officer
Mediacom Communications Corporation

April 30, 2004

AS WE EXECUTE THE NEXT PHASE OF OUR BUSINESS PLAN, WE EXPECT TO DELIVER ACCELERATING FREE CASH FLOW AND HIGHER RETURNS ON CAPITAL.

CONNECTING YOUR WORLD.
NOW.

STATE-OF-THE-ART

POWER OF THE BROADBAND NETWORK





Video conferencing and online gaming have become realities.

Since Mediacom's inception in 1996, we have invested more than $1 billion to transform our cable systems into state-of-the-art communications systems with tremendous scale. Indeed, about 95% of Mediacom's customers are now served by our 50 largest headend facilities. Moreover, about 70% of the homes we pass are situated within two super regional networks.

As a result, we significantly improved our cable systems' network reliability and the quality, breadth and depth of the products and services that they deliver. We are particularly proud of our efforts to


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WE SIGNIFICANTLY IMPROVED OUR CABLE SYSTEMS' NETWORK RELIABILITY AND THE QUALITY, BREADTH AND DEPTH OF THE PRODUCTS AND SERVICES THAT THEY DELIVER.

CONSUMER & BUSINESS



We provide our customers with quick and reliable access to the latest advanced broadband services.

close the "digital divide" between large urban markets and the smaller communities we serve. We are delivering today advanced products and services to many communities that otherwise would not have access to them. We also created new opportunities in the commercial services market, including our burgeoning enterprise network business that provides advanced customized data services—such as virtual private networks, wide area networks and point-to-point data communication—to large commercial customers.

Equally as important, our multi-year network upgrade is now complete. Reserve capacity and continued advancements in bandwidth management techniques eliminate the need for major upgrades in the foreseeable future. Accordingly, our future capital investments are likely to be incremental in nature and largely success based.

Mediacom's high-speed, interactive broadband network is the superior platform for the delivery of advanced video, data and voice products and services—an extremely powerful engine for future growth and the foundation of our competitive advantage.

MEDIACOM'S HIGH-SPEED, INTERACTIVE BROADBAND NETWORK IS THE SUPERIOR PLATFORM FOR THE DELIVERY OF ADVANCED VIDEO, DATA AND VOICE PRODUCTS AND SERVICES.

IT'S NOT JUST "PLAIN OLD TV" ANYMORE.





D I V E R S I F I E D



Our growing roster of services address consumer and business markets.



High-speed Internet access has become an integral part of our everyday lives.



We now offer customized data solutions to large commercial customers.

The transformation of our cable systems into advanced broadband networks and concurrent product development initiatives have radically altered the scope of products and services we offer. Just a few years ago, Mediacom generated nearly all of its revenues by providing analog television to residential customers, which comprised core television channels and pay networks. Consequently, basic subscribers were an accurate measure of unit trends in that business.

Fast forward to 2004, however, and the world has changed dramatically. The surge in demand for high-speed Internet access significantly expanded Mediacom's market potential. Last year, about 11.5% of our revenues were derived from high-speed Internet access, and 280,000 customers subscribed to the service. In addition,

MARKET OPPORTUNITY

by that time, we had 383,000 digital customers, and advertising revenue had grown to 4.2% of the business.

Our efforts to diversify our revenue base extend beyond new services for the consumer market. We now offer customized data solutions to large commercial customers—a market that is virtually untapped but offers tremendous upside potential.

We believe the market opportunity is about to undergo even more profound change. High-speed Internet access remains a growth driver, and enhanced digital video products abound. The next major catalyst, however, is on the horizon. Before the end of 2004, we expect to launch Voice-over-Internet-Protocol (VoIP) telephony service in certain markets. Telephony is a multi-billion-dollar business in our communities, and our entry into this product segment will create compelling new growth prospects.

Overall, we expect that within a few years, one-third of our revenues will come from services other than consumer video.

WE EXPECT THAT WITHIN A FEW YEARS, ONE-THIRD OF OUR REVENUES WILL COME FROM SERVICES OTHER THAN CONSUMER VIDEO.





VoIP telephony will significantly expand our market potential.

THE ADVA


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Together, VOD, HDTV and DVRs give our customers greater control and choice.

Mediacom has made tremendous progress in launching advanced broadband products and services to our customers over the past few years. Core digital and high-speed Internet access services are available to virtually all of the homes on our network. Most of our digital customers now have access to video-on-demand (VOD) and high-definition television (HDTV) as well, and we expect to continue increasing the amount of content available via these services. In early 2004 Mediacom introduced digital video recorders (DVRs)—which provide the ability to view recorded programming at will, and to pause and rewind "live" broadcasts—in certain of our cable systems. We plan to expand the availability of this product during the year. Together, VOD, HDTV and DVRs give our customers greater control and choice.

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NCED SERVICES



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High-definition television signals have twice the color resolution and six times the picture sharpness of standard television signals.


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Mediacom continues to explore new ways to create value for our customers. We recently doubled the speeds of our high-speed Internet service without any additional charge to customers and introduced tiers of Internet service with varying speeds.

Our broadband bundle will grow even more compelling as we expect to launch VoIP telephony service in certain markets in late 2004. We believe this product will further reinforce our value proposition to consumers.

Lastly, we are expanding our presence in major retail electronics stores to reach a larger audience and make it more convenient for customers to experience and subscribe to Mediacom's new products. We expect these store locations to increase from 60 to 100 within the next several months.

Mediacom remains determined to bring our customers the best that broadband has to offer.

OUR BROADBAND BUNDLE WILL GROW EVEN MORE COMPELLING AS WE EXPECT TO LAUNCH VoIP TELEPHONY IN CERTAIN MARKETS IN LATE 2004.

Mediacom

STRIVING TO SERVE YOU BETTER

CUSTOM SERVICE





Mediacom Contact Us Products Corporate Info

Service Pledge

Our Pledge to You...

Mediacom is dedicated to providing first-class customer care and a consistently superior product with the level of reliability that our customers expect. We're committed to serving small and mid-sized American communities with the newest and best services that cable has to offer. Our commitment to our customers and employees will always be rooted in our obligation to serve the local *community.*

Mediacom's commitment to our customers includes these two guarantees:

Money Back Guarantee If a new customer is not 100% satisfied with any Mediacom® service during the first 30 days, we will provide a full refund.

On-Time Guarantee *Mediacom will arrive at your home for an installation* appointment within the scheduled period or your installation's free. We'll arrive at your home for a service appointment within the scheduled period or you'll receive a $20 credit.

Home Wire *Maintenance Plan*

Mediacom repairs any *equipment problems at no* charge, but you may incur additional costs for any inside-the-home wiring, TV or VCR problems. Our Home Wire Maintenance Plan provides additional protection from these extra costs. Call your local Mediacom office for specific coverage details.

© 2004 Mediacom Communications Corporation. All Rights Reserved.
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Mediacom Online, OnMedia and *Mediacom Power Pak* are service marks, and *Mediacom*, Mediacom Digital, and Mediacom OnDemand are the registered service marks of Mediacom Communications Corporation.

A DEDICATED TECHNICAL & CUSTOMER SUPPORT TEAM.



In today's increasingly competitive environment, providing excellent customer service is critical to Mediacom's success. The expansion in the breadth and depth of the products and services we offer has introduced additional layers of complexity to our business. Installing HDTV service as part of an integrated home entertainment center is considerably more complicated than installing basic cable service on a standard television set. Our job is to make it all look simple.

ONGOING INVESTMENTS IN TECHNOLOGY AND TRAINING WILL REMAIN ESSENTIAL AS OUR DYNAMIC PRODUCT PORTFOLIO CONTINUES TO EXPAND.


Mediacom

ER




Mediacom



Excellent customer service requires attention to detail in every aspect of each customer interaction. It involves the customer service representatives (CSRs) in our customer contact centers and our technicians in the field—but it means much more than answering phones in a timely manner and arriving on time for service appointments. It also means having critical information at your fingertips, answering any question in a timely manner, and anticipating the next one. Great customer service also requires helping our customers understand how our broadband products and services can best suit their needs. This all leads to one call resolution—doing it right the first time.

Ongoing investments in customer service technology and training will remain essential as our dynamic product portfolio continues to expand. Last year, we invested in virtual contact technology across our call centers to improve the productivity of our CSRs and reduce response times to customer inquiries. The virtual contact center technology also provides customers with extensive self-service capabilities, such as making a payment and verifying billing status and service appointments. Our newest initiatives include e-Care, a web-based customer service platform, and field workforce management programs designed to increase the productivity and accountability of our technical field employees.

WE'RE HERE TO SERVE YOU.


Mediacom
Your World. Now.



Mediacom

IN THE COMMUNITY

A PROUD LOCAL COMPANY

Mediacom strives to foster strong ties with its 1,500 communities. We are truly a local company, employing thousands of residents throughout our cities and towns, and supporting local charities, schools and community causes in various ways. Our efforts include staged events and promotional campaigns to raise funds and supplies for persons in need, and in-kind donations that include production services and free airtime on cable networks. Mediacom participates in the "Cable in the Classroom" program, which provides more than 2,800 schools with free cable service and, where available, high-speed Internet service. We also provide free cable service to government buildings, libraries and not-for-profit hospitals in our franchise areas.

Our commitment to the communities we serve is underscored by our development and production of exclusive local programming via our own channels—such as Mediacom Connections and Gulf Coast Network. Several of our cable systems have production facilities to create locally produced programs, including school sports events, fund-raising telethons by local chapters of national charitable organizations, local concerts and other entertainment. In Iowa, where we have a state-wide presence, Mediacom is the exclusive broadcaster of city council meetings, the Little League Championships in Des Moines and the Iowa High School State Football Championships.



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MEDIACOM AND OUR EMPLOYEES DONATE THEIR TIME AND MONEY TO MANY COMMUNITY CAUSES.



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Financial Table of Contents

Selected Financial Data

Mediacom Communications Corporation was organized as a Delaware corporation in November 1999 and completed an initial public offering in February 2000. Mediacom LLC was formed as a New York limited liability company in July 1995 and since that time its taxable income or loss has been included in the federal and certain state income tax returns of its members. Upon completion of our initial public offering, we became subject to the provisions of Subchapter C of the Internal Revenue Code. As a C corporation, we are subject to federal, state and local income taxes.

In the table below, we provide you with selected historical consolidated financial and operating data for the years ended December 31, 1999 through 2003 and balance sheet data as of December 31, 1999 through 2003, which are derived from our audited consolidated financial statements. We have significantly expanded our business through acquisitions. In 2001, we acquired from AT&T Broadband, LLC cable systems serving approximately 800,000 basic subscribers for an aggregate purchase price of $2.06 billion. In 2000, we acquired cable systems serving approximately 53,000 basic subscribers for an aggregate purchase price of $109.2 million. In 1999, we acquired cable systems serving approximately 358,000 basic subscribers for an aggregate purchase price of $759.6 million.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended December 31,	**2003**	2002	2001	2000	1999
(dollars in thousands, except per share and per subscriber data, and unaudited)					
Statement of Operations Data:					
Revenues	**$1,004,889**	$ 923,033	$ 585,175	$ 328,258	$ 174,961
Costs and expenses:					
Service costs	**385,129**	359,737	219,479	110,442	56,967
Selling, general and administrative expenses	**196,826**	173,970	105,794	55,820	32,949
Corporate expenses [1]	**17,237**	18,075	11,609	34,283	22,396
Depreciation and amortization	**273,307**	319,435	310,785	178,331	101,065
Operating income (loss)	**132,390**	51,816	(62,492)	(50,618)	(38,416)
Interest expense, net	**(190,199)**	(188,304)	(139,867)	(68,955)	(37,817)
Gain (loss) on derivative instruments, net	**7,218**	(13,877)	(8,441)	—	—
Other (expense) income	**(11,460)**	(11,093)	21,653	(30,024)	(5,087)
Net loss before income taxes	**(62,051)**	(161,458)	(189,147)	(149,597)	(81,320)
Provision for income taxes	**(424)**	(200)	(87)	(250)	—
Net loss before cumulative effect of accounting change	**(62,475)**	(161,658)	(189,234)	(149,847)	(81,320)
Cumulative effect of accounting change [2]	**—**	—	(1,642)	—	—
Net loss	**$ (62,475)**	$ (161,658)	$ (190,876)	$ (149,847)	$ (81,320)
Basic and diluted loss per share: [3]					
Before cumulative effect of accounting change	**$(0.53)**	$(1.35)	$(1.78)	$(1.79)	$(7.82)
Cumulative effect of accounting change	**—**	—	(0.02)	—	—
Loss per share	**$(0.53)**	$(1.35)	$(1.80)	$(1.79)	$(7.82)
Weighted average common shares outstanding [3]	**118,627,262**	119,607,605	105,779,737	83,803,032	10,403,749
Balance Sheet Data (end of period):					
Total assets	**$3,654,959**	$3,703,974	$ 3,664,848	$1,379,972	$1,272,881
Total debt	**3,051,493**	3,019,211	2,798,000	987,000	1,139,000
Total stockholders' equity	**285,114**	346,541	507,576	261,621	54,615
Other Data:					
OIBDA [4]	**$ 405,697**	$ 371,251	$ 248,293	$ 127,713	$ 62,649
OIBDA margin [5]	**40.4%**	40.2%	42.4%	38.9%	35.8%
Net cash flows provided by (used in):					
Operating activities	**$ 193,616**	$ 174,203	$ 258,625	$ 95,527	$ 54,216
Investing activities	**(222,799)**	(421,602)	(2,402,947)	(297,110)	(851,548)
Financing activities	**23,774**	215,316	2,203,477	201,262	799,593
Operating Data (end of period, except average):					
Homes passed [6]	**2,755,000**	2,715,000	2,630,000	1,173,000	1,071,500
Basic subscribers [7]	**1,543,000**	1,592,000	1,595,000	779,000	719,000
Digital customers [8]	**383,000**	371,000	321,000	40,000	5,300
Data customers [9]	**280,000**	191,000	115,000	15,600	5,100
Total RGUs [10]	**2,206,000**	2,154,000	2,031,000	834,600	729,400
RGU penetration [11]	**80%**	79%	77%	71%	68%

(Notes on following page)

Notes to Selected Financial Data

(1) Represents actual corporate expenses subsequent to our initial public offering in February 2000 and fees paid to Mediacom Management Corporation, a Delaware corporation, for management services rendered to our operating subsidiaries under management agreements prior to our initial public offering. Such management agreements were terminated upon the completion of our initial public offering. At that time, Mediacom Management's employees became our employees and its corporate overhead became our corporate overhead. Corporate expenses include non-cash stock charges relating to corporate expenses as follows:

- for the years ended December 31, 2002 and 2001, $5.3 million and $2.9 million, respectively, resulted from the vesting of equity grants made during 1999 to certain members of our management team.
- for the year ended December 31, 2000 consist of a one-time $24.5 million charge resulting from the termination of the management agreements with Mediacom Management upon completion of our initial public offering in February 2000 and a $3.8 million charge relating to the vesting of equity grants made during 1999 to certain members of our management team.
- for the year ended December 31, 1999 consist of a $0.6 million charge resulting from amendments to our management agreements with Mediacom Management and a $14.8 million charge relating to the vesting of equity grants to certain members of our management team.

(2) Relates to our adoption of Statements of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(3) Basic and diluted loss per share is calculated based on the weighted average shares outstanding. Since our initial public offering in February 2000, the weighted average shares outstanding was based on the actual number of shares outstanding. Prior to our initial public offering, the weighted average shares outstanding was computed based on the conversion ratio used to exchange the Mediacom LLC's membership units for shares of Mediacom Communications Corporation Class A and Class B common stock immediately prior to our initial public offering.

(4) Operating income before depreciation and amortization, or OIBDA, is a financial measure that is not calculated in accordance with generally accepted accounting principles (GAAP) in the United States. For an explanation of why we refer to OIBDA, and a reconciliation of OIBDA to operating income (loss), please see "Use of Non-GAAP Financial Measures" on page 18.

(5) Represents operating income before depreciation and amortization as a percentage of revenues. See note 4 above.

(6) Represents the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system's service area.

(7) Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable television services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by the applicable combined limited and expanded cable rate charged to basic subscribers in that system. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for premium units, pay-per-view events or high-speed Internet service. Customers who exclusively purchase high-speed Internet service are not counted as basic subscribers. Our methodology of calculating the number of basic subscribers may not be identical to those used by other cable companies.

(8) Represents customers that receive digital cable services.

(9) Represents residential data customers and small to medium-sized commercial accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts generally represent customers with bandwidth requirements less than 5Mbps. These commercial accounts are converted to equivalent residential data customers by dividing their associated revenues by the applicable residential rate. Our data customers exclude large commercial accounts and include an insignificant number of dial-up customers. Our methodology of calculating data customers may not be identical to those used by other cable companies.

(10) Revenue Generating Units, or RGUs, represent the sum of basic subscribers, digital customers and data customers.

(11) Represents RGUs as a percentage of homes passed.

Use of Non-GAAP Financial Measures

"Operating income before depreciation and amortization" or "OIBDA," "unlevered free cash flow," and "free cash flow" are not financial measures calculated in accordance with generally accepted accounting principles (GAAP) in the United States. We define unlevered free cash flow as OIBDA less capital expenditures, and free cash flow as OIBDA less interest expense, net and capital expenditures.

OIBDA is one of the primary measures used by our management to evaluate our performance and to forecast future results. We believe OIBDA is useful for investors because it enables them to assess our performance in a manner similar to the method used by management, and provides a measure that can be used to analyze, value and compare the companies in the cable television industry, which may have different depreciation and amortization policies. A limitation of this measure, however, is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures.

Unlevered free cash flow and free cash flow are used by management to evaluate our ability to service our debt and to fund continued growth with internally generated funds. We believe unlevered free cash flow and free cash flow are useful for investors because they enable them to assess our ability to service our debt and to fund continued growth with internally generated funds in a manner similar to the method used by management, and provide measures that can be used to analyze, value and compare companies in the cable television industry. Our definitions of unlevered free cash flow and free cash flow eliminate the impact of quarterly working capital fluctuations, most notably from the timing of semi-annual cash interest payments on our senior notes. The only difference between the terms unlevered free cash flow and free cash flow is that unlevered free cash flow does not subtract interest expense, net. Our definitions of unlevered free cash flow and free cash flow may not be comparable to similarly titled measures used by other companies.

OIBDA, unlevered free cash flow and free cash flow should not be regarded as alternatives to either operating income, net income or net loss as indicators of operating performance or to the statement of cash flows as measures of liquidity, nor should they be considered in isolation or as substitutes for financial measures prepared in accordance with GAAP.

The following represents a reconciliation of historical presentations of OIBDA to operating income (loss), which is the most directly comparable GAAP measure (dollars in thousands and unaudited):

Year Ended December 31,	**2003**	2002	2001	2000	1999	1998	1997	1996
OIBDA	**$ 405,697**	$ 371,251	$ 248,293	$ 127,713	$ 62,649	$ 54,055	$ 8,509	$ 2,699
Depreciation and amortization	**(273,307)**	(319,435)	(310,785)	(178,331)	(101,065)	(65,793)	(7,636)	(2,157)
Operating income	**$ 132,390**	$ 51,816	$ (62,492)	$ (50,618)	$ (38,416)	$(11,738)	$ 873	$ 542

The following represents a reconciliation of historical presentations of unlevered free cash flow and free cash flow to net cash flows provided by operating activities, which is the most directly comparable GAAP measure (dollars in thousands and unaudited):

	Second Half	Full Year	
	2003	**2003**	2002
Unlevered free cash flow	**$103,425**	**$ 165,157**	$ (37,063)
Interest expense, net	**(92,610)**	**(190,199)**	(188,304)
Free cash flow	**10,815**	**(25,042)**	(225,367)
Capital expenditures	**100,365**	**240,540**	408,314
Non-cash stock charges	**—**	**—**	5,323
Other expenses	**(1,661)**	**(3,378)**	(3,910)
Benefit (provision) for income taxes	**(11)**	**(424)**	(200)
Deferred income taxes	**—**	**—**	—
Change in assets and liabilities, net	**(26,392)**	**(18,080)**	(9,957)
Net cash flows provided by operating activities	**$ 83,116**	**$ 193,616**	$ 174,203

On a forward-looking basis, we are unable to reconcile OIBDA, unlevered free cash flow and free cash flow to their most directly comparable non-GAAP measures primarily because it is impractical to project the timing of certain items, such as the initiation of depreciation relative to network construction projects, or changes in working capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to the "Risk Factors" contained in our annual report on Form 10-K for the year ended December 31, 2003 for a discussion of important factors that could cause actual results to differ from expectations and any of our forward-looking statements contained herein. The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

Overview

We significantly expanded our business in 2001 through acquisitions. All acquisitions have been accounted for under the purchase method of accounting and, therefore, our historical results of operations include the results of operations for each acquired system subsequent to its respective acquisition date. On June 29, 2001, we acquired from AT&T Broadband, LLC cable systems in the state of Missouri serving approximately 94,000 basic subscribers for a purchase price of approximately $300.0 million. On July 18, 2001, we acquired from AT&T Broadband cable systems in the states of Georgia, Illinois and Iowa serving approximately 706,000 basic subscribers for an aggregate purchase price of approximately $1.76 billion. The AT&T cable systems substantially increased the size of our cable operations and caused significant changes in our financial position, including a substantially higher amount of total debt. As a result, these acquisitions affect the comparability of our historical results of operations.

In 2003, we completed our planned network upgrade program that significantly increased bandwidth and enabled interactivity. As of December 31, 2003, approximately 98% of our cable network was upgraded with 550MHz to 870MHz bandwidth capacity and about 97% of our homes passed were activated with two-way communications capability. As of the same date, approximately 95% of our basic subscribers were served by our 50 largest headend facilities. Expressed in megahertz, or MHz, bandwidth represents a system's capacity to deliver telecommunication services. A headend facility is the location where signals are received and processed for distribution over a cable system.

Our upgraded network allows us to introduce additional programming and other services such as digital video, high-speed Internet access, video-on-demand, high-definition television and, beginning in the fourth quarter of 2004, Internet protocol telephony service, which is sometimes referred to as Voice-over-Internet-Protocol, or VoIP telephony. We currently offer video and data bundles. VoIP telephony will allow us to offer an attractive triple-play bundle of video, data and voice products and services. Bundled products and services offer our subscribers key benefits such as a single provider contact for provisioning, billing and customer care.

We face increasing competition for our video programming services, most notably from direct broadcast satellite service, or DBS service providers. In 2003, competitive pressure from DBS service providers intensified when they launched local television channels in additional markets representing an estimated 34% of our basic subscriber base. Since they have been permitted to deliver local television broadcast signals beginning in 1999, DIRECTV, Inc. and Echostar Communications Corporation, the two largest DBS service providers, have been increasing the number of markets in which they deliver these local television signals. These "local-into-local" launches were usually accompanied by heavy marketing and advertising and were the primary cause of our loss of basic subscribers in 2003. As of December 31, 2003, local-to-local launches in our markets represented an estimated 62% of our basic subscribers.

Actual Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth the consolidated statements of operations for the years ended December 31, 2003 and 2002 (dollars in thousands):

	Year Ended December 31,			
	2003	2002	$ Change	% Change
Revenues	**$1,004,889**	$ 923,033	$ 81,856	8.9%
Costs and expenses:				
Service costs	**385,129**	359,737	25,392	7.1
Selling, general and administrative expenses	**196,826**	173,970	22,856	13.1
Corporate expenses	**17,237**	18,075	(838)	(4.6)
Depreciation and amortization	**273,307**	319,435	(46,128)	(14.4)
Operating income	**132,390**	51,816	80,574	155.5
Interest expense, net	**(190,199)**	(188,304)	(1,895)	1.0
Gain (loss) on derivative instruments, net	**7,218**	(13,877)	21,095	NM
Other expense	**(11,460)**	(11,093)	367	3.3
Net loss before provision for income taxes	**(62,051)**	(161,458)	(99,407)	(61.6)
Provision for income taxes	**(424)**	(200)	(224)	112.0
Net loss	**$ (62,475)**	$(161,658)	$(99,183)	61.4%

Revenues

The following table sets forth revenue information for the years ended December 31, 2003 and 2002 (dollars in thousands):

	Year Ended December 31,					
	2003		2002			
	Amount	**% of Revenues**	Amount	% of Revenues	$ Change	% Change
Video	**$ 846,787**	**84.3%**	$812,838	88.1%	$33,949	4.2%
Data	**115,360**	**11.5**	70,745	7.6	44,615	63.1
Advertising	**42,742**	**4.2**	39,450	4.3	3,292	8.3
	$1,004,889	**100.0%**	$923,033	100.0%	$81,856	8.9%

Video revenues represent monthly subscription fees charged to customers for our core cable television products and services (including basic, expanded basic and analog premium programming, digital cable television programming services, wire maintenance, equipment rental and services to commercial establishments), pay-per-view charges, installation and reconnection fees, late payment fees, and other ancillary revenues. Data revenues primarily represent monthly subscription fees charged to customers for our data products and services and equipment rental fee. Franchise fees charged to customers for payment to local franchising authorities are included in their corresponding revenue category.

Revenues rose 8.9% attributable to a 47% increase in high-speed data customers and basic rate increases applied on our video customers, driven in large part by our own programming cost increases.

Video revenues increased 4.2% as a result of the aforementioned basic rate increases, partially offset by a 3.0% decline in basic subscribers after adjusting for small acquisitions and divestitures during 2003. Our loss in basic subscribers resulted primarily from greater competitive pressures by DBS service providers, particularly in those markets where we experienced their "local-to-local" launches. To reverse this video customer trend, we are increasing our customer retention efforts and our emphasis on bundling, enhancing and differentiating our video products and services with video-on-demand, high-definition television and digital video recorders.

Data revenues rose 63.1% due, in large part, to a 47% increase in data customers from 191,000 to 280,000. We expect this customer trend in our data business to continue and anticipate continued demand for our high-speed data service.

Advertising revenues increased 8.3% primarily as a result of bringing in-house certain markets previously managed by third parties. Instead of receiving advertising revenues which are net of commissions paid to the third parties, we now record the full revenues from these markets with the related expenses, including in-house commissions, which are recorded as selling, general and administrative expenses.

Costs and expenses

Service costs include fees paid to programming suppliers, expenses related to wages and salaries of technical personnel, who maintain our cable network and perform customer installation activities, high-speed Internet access costs, including costs of bandwidth connectivity, customer provisioning and technical support for our customers, and plant operating costs, such as utilities and pole rental expense. Programming costs, which are payments to programmers for content and are generally paid on a per subscriber basis, have historically increased due to both increases in the rates charged for existing programming services and the introduction of new programming services to our basic subscribers.

Service costs increased 7.1% over the prior year, which included $4.3 million of one-time incremental costs related to our transition to our Mediacom Online high-speed Internet access service. These costs represented the excess over the agreed-upon charges owed to our former high-speed provider that were incurred in the first quarter of 2002. Excluding these incremental costs, service costs would have increased 8.4% or $29.7 million. Approximately half of this increase was due to servicing the growth in our data customers of 89,000, with the balance primarily represented by increases in unit costs for basic programming. The increase in total programming costs, however, was partially offset by the aforementioned decline in basic subscribers as well as a decrease in analog premium service units. As a percentage of revenues, service costs were 38.3% for the year ended December 31, 2003, as compared with 39.0% for the year ended December 31, 2002.

We expect continued increases in programming costs and will continue to pass through some portion of these increases to our customers. Under the Federal Communication Commission's existing cable rate regulations, we are allowed to increase our rates for cable television services to more than cover any increases in the programming. However, competitive conditions or other factors in the marketplace may limit our ability to increase our rates.

Selling, general and administrative expenses include: wages and salaries for our call center, customer service and support and administrative personnel; franchise fees and taxes; and expenses related to billing, telecommunications, marketing, bad debt, advertising and office administration.

Selling, general and administrative expenses increased 13.1%, principally due to higher customer support, marketing, call center and bad debt expenses, and higher taxes and fees. Customer support expenses increased 35.5% as a result of higher staffing levels and employee commissions. We expect customer support expense increases to moderate as customer support staffing is now at an appropriate level. Marketing expenses rose 13.7% to support the digital television and data products and services, to cover the costs of advertising campaigns we deployed to counter competitive pressures from DBS, and to pay commissions to our marketing personnel. We expect to maintain this level of marketing expense going forward. Expenses relating to our call centers, mainly customer service personnel and telecommunications, increased 9.0% as a result of increased staffing and higher call volumes experienced during the year. We expect call center expense increases to moderate, as recent call volumes have meaningfully decreased and call center staffing is now at an appropriate level. Bad debt expense rose 24.7% primarily as a result of higher customer churn and the implementation throughout the year of tighter customer credit controls. We expect bad debt expense to moderate as we continue to improve our customer credit controls. As a percentage of revenues, selling, general and administrative expenses were 19.6% for the year ended December 31, 2003, as compared with 18.8% for the year ended December 31, 2002.

We expect continued growth in advanced services, which include digital cable and high-speed Internet access and, in late 2004, the launch of VoIP telephony service. As a result, we expect our cost of services and selling, general and administrative expenses to increase.

Corporate expenses reflect compensation of corporate employees and other corporate overhead. Corporate expenses decreased 4.6% to $17.2 million for the year ended December 31, 2003, as compared to $18.1 million for the year ended December 31, 2002. This was due to the recognition of $5.3 million of non-cash stock charges during the year ended December 31, 2002, which represented vesting in equity interests granted to certain members of our management team, offset by a greater number of corporate employees and increases in salaries, legal and other professional fees, and insurance premiums. As a percentage of revenues, corporate expenses were 1.7% for the year ended December 31, 2003, as compared with 2.0% for the year ended December 31, 2002.

Depreciation and amortization decreased 14.4% to $273.3 million for the year ended December 31, 2003, as compared to $319.4 million for the year ended December 31, 2002. The decrease was primarily due to changes, effective July 1, 2003, in the estimated useful lives of our cable systems and equipment in conjunction with the completion of our network upgrade and rebuild program. These changes reduced depreciation by $63.5 million for the year ended December 31, 2003. This decrease was offset in part by increased depreciation for investments in our cable network and ongoing investments to continue the rollout of products and services such as video-on-demand, high-definition television and high-speed Internet access. We expect depreciation and amortization to decrease in 2004 as a result of the full year impact of the changes in estimated lives. See Note 2 to our consolidated financial statements.

Interest expense, net

Interest expense, net, remained relatively flat year over year. This was primarily due to higher average indebtedness offset by a decrease in market interest rates on our variable rate debt.

Gain (loss) on derivative instruments, net

Our stated strategy is to manage our interest expense using a combination of fixed and variable interest rate debt. We enter into interest rate exchange agreements, or "interest rate swaps," to fix the interest rate on a portion of our variable rate debt to reduce the potential volatility in our interest expense due to changes in variable market interest rates. As of December 31, 2003, we had interest rate swaps with an aggregate principal amount of $800.0 million, compared to $790.0 million as of December 31, 2002. These interest rate swaps are accounted for as fair value hedges of debt instruments as prescribed by SFAS No. 133. The changes in their mark-to-market values are derived from changes in variable market interest rates and the decrease in their time to maturity. The aggregate change in value is reported as either a noncash gain or loss on derivative instruments, net. Gain on derivative instruments, net, was $7.2 million for the year ended December 31, 2003, as compared to loss on derivative instruments, net of $13.9 million for the year ended December 31, 2002.

Other expense

Other expense was $11.5 million for the year ended December 31, 2003, as compared to $11.1 million for the year ended December 31, 2002. Other expense primarily represents amortization of deferred financing costs and fees on unused credit commitments. Other expense for the year ended December 31, 2003 was partly offset by a gain on sale of investments of $1.7 million.

Net loss

Due to the factors described above, we generated a net loss of $62.5 million for the year ended December 31, 2003 as compared to a net loss of $161.7 million for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following table sets forth the consolidated statements of operations for the years ended December 31, 2002 and 2001 (dollars in thousands):

	Year Ended December 31,			
	2002	2001	$ Change	% Change
Revenues	$ 923,033	$ 585,175	$337,858	57.7%
Costs and expenses:				
Service costs	359,737	219,479	140,258	63.9
Selling, general and administrative expenses	173,970	105,794	68,176	64.4
Corporate expenses	18,075	11,609	6,466	55.7
Depreciation and amortization	319,435	310,785	8,650	2.8
Operating income (loss)	51,816	(62,492)	114,308	NM
Interest expense, net	(188,304)	(139,867)	(48,437)	34.6
Loss on derivative instruments, net	(13,877)	(8,441)	(5,436)	64.4
Other (expense) income	(11,093)	21,653	(32,746)	NM
Net loss before provision for income taxes	(161,458)	(189,147)	27,689	(14.6)
Provision for income taxes	(200)	(87)	(113)	NM
Net loss before cumulative effect of accounting change	(161,658)	(189,234)	27,576	(14.6)
Cumulative effect of accounting change	—	(1,642)	1,642	NM
Net loss	$(161,658)	$(190,876)	$ (29,218)	(15.3)%

Revenues

The following table sets forth revenue information for the years ended December 31, 2002 and 2001 (dollars in thousands):

	Year Ended December 31,					
	2002		2001			
	Amount	% of Revenues	Amount	% of Revenues	$ Change	% Change
Video	$812,838	88.1%	$541,513	92.5%	$271,325	50.1%
Data	70,745	7.6	26,160	4.5	44,585	170.4
Advertising	39,450	4.3	17,502	3.0	21,948	125.4
	$923,033	100.0%	$585,175	100.0%	$337,858	57.7%

Revenues increased 57.7% to $923.0 million, of which $249.2 was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, revenues increased primarily due to basic rate increases applied on our video customers, driven in large part by our own programming cost increases, and to customer growth in our digital and high-speed Internet access services.

Video revenues increased 50.1% to $812.8 million, of which $219.7 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, video revenues increased primarily due to aforementioned basic rate increases in our video services and to growth in our digital customer base of 50,000.

Data revenues increased 170.4% to $70.7 million, of which $13.8 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, data revenues increased primarily due to growth in our data customer base of 75,000.

Advertising revenues increased 125.4% to $39.5 million, of which $15.8 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, advertising revenues increased primarily due to a general improvement in local and national advertising markets.

Costs and expenses

Service costs increased 63.9% to $359.7 million, of which $102.2 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, service costs increased primarily due to higher programming expenses, including rate increases by programming suppliers for existing services and the cost of new channel additions, and greater technical employee support and other operating costs directly related to customer growth in our high-speed Internet access services. As a percentage of revenues, service costs were 39.0% for the year ended December 31, 2002, as compared with 37.5% for the year ended December 31, 2001.

Selling, general and administrative expenses increased 64.4% to $174.0 million, of which $57.4 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, selling, general and administrative expenses increased primarily as a result of higher marketing expenses related to our digital and high-speed Internet services. As a percentage of revenues, selling, general and administrative expenses were 18.8% for the year ended December 31, 2002, as compared with 18.1% for the year ended December 31, 2001.

Corporate expenses increased 55.7% to $18.1 million for the year ended December 31, 2002, as compared to $11.6 million for the year ended December 31, 2001. This was principally due to an increase in corporate employees and their related costs. In addition, corporate expenses included $5.3 million and $2.9 million of non-cash stock charges for the years ended December 31, 2002 and 2001, respectively. As a percentage of revenues, corporate expenses were 2.0% for the years ended December 31, 2002 and December 31, 2001.

Depreciation and amortization increased 2.8% to $319.4 million for the year ended December 31, 2002, as compared to $310.8 million for the year ended December 31, 2001. This was due to the depreciation and amortization expense associated with our purchase of the AT&T cable systems in mid-2001, which had a full year impact in 2002, and ongoing investments primarily to upgrade and rebuild our cable systems. This increase was substantially offset by the adoption of SFAS 142, effective January 1, 2002, which reduced amortization expense by $144.9 million during the year ended December 31, 2002.

Interest expense, net

Interest expense, net, increased 34.6% to $188.3 million for the year ended December 31, 2002 as compared to $139.9 million for the year ended December 31, 2001. This was due primarily to additional indebtedness resulting from the acquisitions of the AT&T cable systems and the ongoing investments in our cable systems, which increased our average indebtedness partially offset by a decrease in interest rates on our variable rate debt.

Loss on derivative instruments, net

As indicated above, we manage our interest expense using a combination of fixed and variable interest rate debt. We enter into interest rate swap agreements to fix the interest rate on a portion of our variable rate debt to reduce the potential volatility in our interest expense due to changes in variable market interest rates. As of December 31, 2002 we had interest rate swaps with an aggregate principal amount of $790.0 million, compared to $170.0 million as of December 31, 2001. These interest rate swaps are accounted for as fair value hedges of debt instruments as prescribed by SFAS No. 133. The changes in their values are derived from changes in interest rates and the reduction of their time to maturity. The change in their aggregate mark-to-market value is reported as either a noncash gain or loss on derivative instruments, net. Loss on derivative instruments, net, was $13.9 million for the year ended December 31, 2002, as compared to $8.4 million for the year ended December 31, 2001.

Other expense (income)

Other expense was $11.1 million for the year ended December 31, 2002, as compared to $21.7 million of other income for the year ended December 31, 2001. Other expense represents fees on unused credit commitments under our bank credit facilities, and amortization of deferred financing costs. Other income in 2001 reflected the recognition of the remaining $30.0 million of deferred revenue resulting from the termination of our contract with SoftNet Systems.

Net loss
Due to the factors described above, we generated a net loss of $161.7 million for the year ended December 31, 2002 as compared to a net loss of $190.9 million for the year ended December 31, 2001.

Liquidity and Capital Resources
As an integral part of our business plan, we have significantly invested, and will continue to invest, additional capital in our cable network to enhance its reliability and capacity, which will allow for the introduction of new advanced broadband services. We also will continue to pursue a business strategy that includes selective acquisitions. We expect to fund our capital requirements through a combination of internally generated funds, and amounts available under our bank credit facilities.

Operating Activities
Net cash flows provided by operating activities increased 10.1%, or $17.6 million, to $193.6 million, reflecting a significant reduction in our net loss, partially offset by an $18.1 million reduction in working capital accounts, mostly attributable to the decrease in our accounts payable balances.

Investing Activities
Net cash flows used in investing activities consist principally of investments in our cable network. During 2003, investing activities decreased by $200.1 million, or 47.6% to $222.8 million. This decrease reflected significantly lower capital expenditures in 2003 due to the completion of our planned network upgrade and rebuild program.

Our capital expenditures were $240.5 million (including $9.0 million of capital expenditures financed through capital leases), $408.3 million and $285.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, as a result of our cumulative capital investment in our network upgrade program, approximately 98% of our cable network was upgraded with 550MHz to 870MHz bandwidth capacity and about 97% of our homes passed were activated with two-way communications capability. At year end 2003, our digital cable service was available to approximately 99% of our basic subscribers, and our high-speed Internet access service was marketed to about 96% homes passed by our cable systems.

With the completion of our planned network upgrade program, we expect prospective capital expenditures to consist primarily of the costs of new advanced service installations and equipment, new plant construction and network replacement. We expect to invest approximately $165.0 million to $175.0 million in capital expenditures in 2004.

Financing Activities
Net cash flows provided by financing activities decreased 89.0% to $23.8 million for the year ended December 31, 2003. This reflected a reduction in borrowings as a result of decreases in our capital expenditures resulting from the wind down of our network upgrade program in 2003.

We own our cable systems through our two principal subsidiaries, Mediacom Broadband LLC and Mediacom LLC. The operating subsidiaries of Mediacom Broadband LLC have a $1.4 billion bank credit facility expiring in September 2010, of which $950.0 million was outstanding as of December 31, 2003. The operating subsidiaries of Mediacom LLC have two bank credit facilities aggregating $1.03 billion, of which $696.5 million was outstanding as of December 31, 2003. Mediacom LLC's bank credit facilities expire in September 2008 and December 2008, however, their final maturities are subject to earlier repayment on dates ranging from June 2007 to December 2007 if Mediacom LLC does not refinance its $200.0 million 8½% senior notes due April 2008 prior to March 31, 2007.

We have entered into interest rate exchange agreements, which expire from June 2005 through March 2007, to hedge $800.0 million of floating rate debt. Under the terms of all of our interest rate exchange agreements, we are exposed to credit loss in the event of nonperformance by the other parties to the interest rate exchange agreements. However, due to the high creditworthiness of our counterparties, we do not anticipate their nonperformance. As of the date of this report, about 72% of our outstanding indebtedness was at fixed interest rates or subject to interest rate protection.

As of December 31, 2003, our total debt was $3.051 billion and we had unused credit commitments of about $770.0 million under all of our bank credit facilities and our annualized cost of debt capital was approximately 6.3%. As of January 1, 2004, after giving effect to scheduled step downs in the maximum leverage covenants in our bank credit facilities, approximately $562.0 million could be borrowed and used for general corporate purposes under the most restrictive covenants in our debt arrangements. We were in compliance with all debt covenants as of, and for all periods in, the year ended December 31, 2003.

As of December 31, 2003, approximately $13.6 million of letters of credit were issued to various parties to secure our performance relating to insurance and franchise requirements.

Although we have not generated earnings sufficient to cover fixed charges, we have generated cash and obtained financing sufficient to meet our short-term requirements, including our debt service, working capital and capital expenditures. We expect that we will continue to be able to generate funds and obtain financing sufficient to service our long-term business plan, service our debt obligations and complete any future acquisitions. However, there can be no assurance that we will be able to obtain sufficient financing, or, if we were able to do so, that the terms would be favorable to us.

Contractual Obligations and Commercial Commitments
The following table summarizes our contractual obligations and commercial commitments for the five years subsequent to December 31, 2003 and thereafter:

	Debt (1)	Capital Leases	Operating Leases	Total
(dollars in thousands)				
2004	$ 10,500	$2,071	$ 3,129	$ 15,700
2005	45,500	2,130	1,979	49,609
2006	370,250	2,191	1,712	374,153
2007	247,000	1,071	1,396	249,467
2008	611,750	30	680	612,460
Thereafter	1,759,000	—	1,895	1,760,895
Total cash obligations	$3,044,000	$7,493	$10,791	$3,062,284

(1) Includes $172.5 million of convertible senior notes due 2006.

Critical Accounting Policies

The foregoing discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Periodically, we evaluate our estimates, including those related to doubtful accounts, long-lived assets, capitalized costs and accruals. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. Actual results may differ from these estimates under different assumptions or conditions. We believe that the application of the critical accounting policies discussed below requires significant judgments and estimates on the part of management. For a summary of our accounting policies, see Note 2 of our consolidated financial statements.

Property, Plant and Equipment

We capitalize the costs of new construction and replacement of our cable transmission and distribution facilities and new cable service installations. Capitalized costs include all direct labor and materials as well as certain indirect costs and are based on historical construction and installation costs. Capitalized costs are recorded as additions to property, plant and equipment and depreciate over the life of the related asset. We perform periodic evaluations of the estimates used to determine the amount of costs that are capitalized. Any changes to these estimates, which may be significant, would be applied during the period in which the evaluations were completed.

Income Taxes

We account for income taxes using the liability method as stipulated by SFAS No. 109, "Accounting for Income Taxes." This method generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and anticipated benefit of utilizing net operating loss carryforwards. We assess the likelihood of realization of deferred tax assets and net operating loss carryforwards by considering the scheduled reversal of deferred tax liabilities, taxable income in future periods and tax planning strategies. At December 31, 2003, we have recorded a net deferred tax asset valuation allowance of approximately $224.1 million. We will continue to monitor the need for the deferred tax asset valuation allowance in 2004 and beyond as we anticipate to report accounting earnings.

Intangibles

Our cable systems operate under non-exclusive franchises granted by state and local governmental authorities for varying lengths of time. We acquired these cable franchises through acquisitions of cable systems and were accounted for using the purchase method of accounting. We have concluded that our cable franchise rights have an indefinite useful life since, among other things, there are no legal, regulatory, contractual, competitive, economic or other factors limiting the period over which these cable franchise rights contribute to our revenues. Accordingly, with our adoption of SFAS No. 142, we no longer amortize the cable franchise rights and other indefinite-lived assets. Instead, such assets are tested annually for impairment, or more frequently if impairment indicators arise.

Based on the guidance outlined in Emerging Issues Task Force, or "EITF," issue No. 02-7, we determined that the unit of accounting for testing franchise value for impairment resides at a cable system cluster level. Such level reflects the financial reporting level managed and reviewed by the corporate office (i.e., chief operating decision maker) as well as how we allocated capital resources and utilize the assets. Lastly, the unit reporting level reflects the level at which the purchase method of accounting for our acquisitions was originally recorded. We have three cable system clusters, or reporting units, for the purpose of applying SFAS No. 142.

We assess the fair value of our franchise costs based on a discounted cash flow methodology. If the determined fair value of our franchise costs is less than the carrying amount on the financial statements, an impairment charge would be recognized for the difference between the fair value and the carrying value of the assets. To test the impairment of the goodwill carried on our financial statements, the fair value of the cable system cluster's tangible and intangible assets (including franchise value) other than goodwill is deducted from the cable system cluster's fair value. The balance represents the fair value of goodwill which is then compared to the carrying value of goodwill to determine if there is any impairment.

Upon adoption of SFAS No. 142, we determined that no impairment of our franchise costs and goodwill existed as of January 1, 2002. Subsequent impairment tests as of September 2002 and 2003, reflected no impairment of our franchise costs and goodwill. Our use of discounted cash flow analyses in determining the fair value of each cable system cluster involves certain assumptions and estimates, which are consistent with the expectations of buyers and sellers of cable systems in determining fair value. Significant impairment in value resulting in impairment charges may result if these estimates and assumptions used in the fair value determination change in the future.

Impairment of Long-Lived Assets

We follow the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on classification and accounting for such assets when held for sale or abandonment. There have been no changes in our circumstances that would indicate that we would need to perform an impairment review.

Recent Accounting Pronouncements

The FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," in December 2002, which amends: (i) SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation; (ii) the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation; and (iii) Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. We adopted SFAS No. 148 on January 1, 2003. We did not change to the fair value based method of accounting for stock-based employee compensation. Accordingly, the adoption of SFAS No. 148 did not affect our financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In general, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We adopted SFAS No. 149 on July 1, 2003, and such adoption did not have a material impact on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No. 150, certain financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. We adopted SFAS No. 150 on July 1, 2003, and such adoption did not have a material impact on our financial condition or results of operations.

Inflation and Changing Prices

Our systems' costs and expenses are subject to inflation and price fluctuations. Such changes in costs and expenses can generally be passed through to subscribers. Programming costs have historically increased at rates in excess of inflation and are expected to continue to do so. We believe that under the Federal Communications Commission's existing cable rate regulations we may increase rates for cable television services to more than cover any increases in programming. However, competitive conditions and other factors in the marketplace may limit our ability to increase our rates.

Cautionary Statement Regarding Forward-Looking Statements

You should carefully review the information contained in this Annual Report and in other reports or documents that we file from time to time with the Securities and Exchange Commission (the "SEC"). In this Annual Report, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including competition in our video and high-speed Internet access businesses; our ability to achieve anticipated customer and revenue growth and to successfully introduce new products and services; increasing programming costs; changes in laws and regulations; our ability to generate sufficient cash flow to meet our debt service obligations; and the other risks discussed in our annual report on Form 10-K for the year ended December 31, 2003 and other reports or documents that we file from time to time with the SEC. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we manage our interest expense using a combination of fixed and variable interest rate debt. We enter into interest rate exchange agreements, or "interest rate swaps," to fix the interest rate on a portion of our variable interest rate debt to reduce the potential volatility in our interest expense that would otherwise result from changes in market interest rates. As of December 31, 2003, we had interest rate exchange agreements with various banks pursuant to which the interest rate on $800.0 million is fixed at a weighted average rate of approximately 3.3%, plus the average applicable margin over the eurodollar rate option under our bank credit agreements.

Under the terms of the interest rate exchange agreements, which expire from 2005 through 2007, we are exposed to credit loss in the event of nonperformance by the other parties. However, due to the high creditworthiness of our counterparties, we do not anticipate their nonperformance. At December 31, 2003, based on the mark-to-market valuation, we would have paid approximately $15.8 million if we terminated these agreements, inclusive of accrued interest.

The change in the mark-to-market value of our interest rate exchange agreements is reflected as either a noncash gain or loss on derivative instruments, net, in consolidated statement of operations. For the year ended December 31, 2003 we had a net gain of $7.2 million. We have no plans to change our hedging strategy as outlined above. Future gains or losses on derivative instruments are largely dependent on changes in variable market interest rates, which we cannot predict, and the reduction in the time to maturity of our existing interest rate exchange agreements. All else being equal, as time elapses on our interest rate exchange agreements, the mark-to-market gains or losses we have incurred under our interest rate exchange agreements will reduce, resulting in corresponding losses or gains, respectively, on derivative instruments. If we maintain these agreements to maturity, their ultimate value will be zero, and all gains or losses on derivative instruments, net, recognized to date will have been reversed.

The table below provides the expected maturity and estimated fair value of our debt as of December 31, 2003 (dollars in thousands). See Note 7 to our consolidated financial statements.

	Senior Notes	Bank Credit Facilities	Capital Lease Obligations	Total
Expected Maturity:				
January 1, 2004 to December 31, 2004	$ —	$ 10,500	$2,071	$ 12,571
January 1, 2005 to December 31, 2005	—	45,500	2,130	47,630
January 1, 2006 to December 31, 2006	172,500(1)	197,750	2,191	372,441
January 1, 2007 to December 31, 2007	—	247,000	1,071	248,071
January 1, 2008 to December 31, 2008	200,000	411,750	30	611,780
Thereafter	1,025,000	734,000	—	1,759,000
Total	$1,397,500	$1,646,500	$7,493	$3,051,493
Fair Value	$1,474,751	$1,646,500	$7,493	$3,128,744
Weighted Average Interest Rate	9.1%	3.0%	3.1%	5.8%

(1) Represents convertible senior notes due July 2006.

Consolidated Balance Sheets

(All dollar amounts in thousands)

December 31,	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 25,815**	$ 31,224
Investments	**2,933**	4,070
Subscriber accounts receivable, net of allowance for doubtful accounts of $3,524 and $3,789, respectively	**56,706**	56,205
Prepaid expenses and other assets	**14,260**	10,278
Total current assets	**99,714**	101,777
Investment in cable television systems:		
Property, plant and equipment, net of accumulated depreciation of $844,519 and $631,427, respectively	**1,465,362**	1,483,829
Intangible assets, net of accumulated amortization of $289,906 and $275,125, respectively	**2,050,095**	2,072,404
Total investment in cable television systems	**3,515,457**	3,556,233
Other assets, net of accumulated amortization of $23,823 and $17,966, respectively	**39,788**	45,964
Total assets	**$3,654,959**	$3,703,974
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	**$ 247,728**	$ 271,260
Deferred revenue	**43,633**	33,261
Current portion of long-term debt	**12,571**	2,211
Total current liabilities	**303,932**	306,732
Long-term debt, less current portion	**3,038,922**	3,017,000
Other non-current liabilities	**26,991**	33,701
Total liabilities	**3,369,845**	3,357,433
STOCKHOLDERS' EQUITY		
Class A common stock, $.01 par value; 300,000,000 shares authorized; 91,345,346 shares issued and 89,808,602 shares outstanding as of December 31, 2003 and 91,068,774 shares issued and 89,532,030 shares outstanding as of December 31, 2002	**913**	911
Class B common stock, $.01 par value; 100,000,000 shares authorized; 28,913,145 and 28,991,456 shares issued and outstanding as of December 31, 2003 and 2002, respectively	**289**	290
Additional paid-in capital	**982,390**	981,343
Accumulated deficit	**(692,515)**	(630,040)
Treasury stock, at cost, 1,536,744 shares of Class A common stock	**(5,963)**	(5,963)
Total stockholders' equity	**285,114**	346,541
Total liabilities and stockholders' equity	**$3,654,959**	$3,703,974

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

(All amounts in thousands, except per share amounts)

Year Ended December 31,	2003	2002	2001
Revenues	$1,004,889	$ 923,033	$ 585,175
Costs and expenses:			
Service costs (exclusive of depreciation and amortization of $273,307, $319,435 and $310,785, respectively, shown separately below)	385,129	359,737	219,479
Selling, general and administrative expenses	196,826	173,970	105,794
Corporate expenses	17,237	18,075	11,609
Depreciation and amortization	273,307	319,435	310,785
Operating income (loss)	132,390	51,816	(62,492)
Interest expense, net	(190,199)	(188,304)	(139,867)
Gain (loss) on derivative instruments, net	7,218	(13,877)	(8,441)
Other (expense) income	(11,460)	(11,093)	21,653
Net loss before provision for income taxes	(62,051)	(161,458)	(189,147)
Provision for income taxes	(424)	(200)	(87)
Net loss before cumulative effect of accounting change	(62,475)	(161,658)	(189,234)
Cumulative effect of accounting change	—	—	(1,642)
Net loss	$ (62,475)	$(161,658)	$(190,876)
Basic and diluted loss per share:			
Before cumulative effect of accounting change	$(0.53)	$(1.35)	$(1.78)
Cumulative effect of accounting change	—	—	(0.02)
Loss per share	$(0.53)	$(1.35)	$(1.80)
Weighted average common shares outstanding	118,627	119,608	105,780

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

(All dollar amounts in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Comprehensive Loss	Accumulated Deficit	Treasury Stock, at Cost	Total
Balance, December 31, 2000	$606	$293	$538,642	$(414)	$(277,506)	$ —	$ 261,621
Comprehensive loss:							
Net loss	—	—	—	—	(190,876)	—	—
Unrealized gain on investments, net of deferred taxes	—	—	—	414	—	—	—
Comprehensive loss	—	—	—	—	—	—	(190,462)
Exercise of stock options	—	—	51	—	—	—	51
Issuance of common stock, net of issuance costs	299	—	432,616	—	—	—	432,915
Issuance of common stock in employee stock purchase plan	—	—	547	—	—	—	547
Vesting of equity granted to management, net of forfeiture	—	—	2,904	—	—	—	2,904
Balance, December 31, 2001	$905	$293	$974,760	$ —	$(468,382)	$ —	$ 507,576
Net loss	—	—	—	—	(161,658)	—	(161,658)
Issuance of common stock in employee stock purchase plan	3	—	1,260	—	—	—	1,263
Vesting of equity granted to management, net of forfeiture	—	—	5,323	—	—	—	5,323
Transfer of stock	3	(3)	—	—	—	—	—
Treasury stock, at cost	—	—	—	—	—	(5,963)	(5,963)
Balance, December 31, 2002	$911	$290	$981,343	$ —	$(630,040)	$(5,963)	$ 346,541
Net Loss	—	—	—	—	**(62,475)**	—	**(62,475)**
Issuance of common stock in employee stock purchase plan	**1**	—	**1,047**	—	—	—	**1,048**
Transfer of stock	**1**	**(1)**	—	—	—	—	—
Balance, December 31, 2003	**$913**	**$289**	**$982,390**	**$ —**	**$(692,515)**	**$(5,963)**	**$ 285,114**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(All dollar amounts in thousands)

Year Ended December 31,	**2003**	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net loss	**$ (62,475)**	$(161,658)	$ (190,876)
Adjustments to reconcile net loss to net cash flows from operating activities:			
Depreciation and amortization	**273,307**	319,435	310,785
Impairment of available-for-sale securities	**—**	—	329
(Gain) loss on investments, net	**(5,832)**	13,877	8,441
Vesting of management stock	**—**	5,323	2,904
Deferred income taxes	**—**	—	(687)
Amortization of SoftNet Systems revenue	**—**	—	(287)
Termination of SoftNet Systems agreement	**—**	—	(29,957)
Amortization of deferred financing costs	**6,696**	7,183	5,725
Cumulative effect of accounting change, net of tax	**—**	—	1,642
Changes in assets and liabilities, net of effects from acquisitions:			
Subscriber accounts receivable, net	**(501)**	(10,601)	(10,560)
Prepaid expenses and other assets	**(3,982)**	3,400	(9,423)
Accounts payable and accrued expenses	**(17,259)**	(2,473)	140,032
Deferred revenue	**10,372**	3,855	31,998
Other non-current liabilities	**(6,710)**	(4,138)	(1,441)
Net cash flows provided by operating activities	**193,616**	174,203	258,625
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Capital expenditures	**(231,505)**	(408,314)	(285,396)
Acquisitions of cable television systems	**(7,374)**	(6,548)	(2,113,336)
Proceeds from sales of cable television systems	**15,409**	—	—
Other investment activities	**671**	(6,740)	(4,215)
Net cash flows used in investing activities	**(222,799)**	(421,602)	(2,402,947)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:			
New borrowings	**302,594**	539,750	2,396,000
Repayment of debt	**(279,348)**	(318,750)	(585,000)
Proceeds from issuance of Class A common stock	**1,048**	1,263	433,513
Repurchase of Class A common stock	**—**	(5,963)	—
Financing costs	**(520)**	(984)	(41,036)
Net cash flows provided by financing activities	**23,774**	215,316	2,203,477
Net (decrease) increase in cash and cash equivalents	**(5,409)**	(32,083)	59,155
CASH AND CASH EQUIVALENTS, beginning of year	**31,224**	63,307	4,152
CASH AND CASH EQUIVALENTS, end of year	**$ 25,815**	$ 31,224	$ 63,307
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest, net of amounts capitalized	**$ 184,228**	$ 194,497	$ 87,621
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Capital expenditures financed through capital leases	**$ 9,036**	$ —	$ —

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Organization

Mediacom Communications Corporation ("MCC," and collectively with its direct and indirect subsidiaries, the "Company") was organized in November 1999 and is involved in the acquisition and development of cable systems serving smaller cities and towns in the United States. Through these cable systems, the Company provides entertainment, information and telecommunications services to its subscribers. As of December 31, 2003, the Company was operating cable systems in 23 states, principally Alabama, California, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Minnesota, Missouri, North Carolina and South Dakota.

Mediacom Broadband LLC, a wholly-owned subsidiary of MCC, was organized as a Delaware limited liability company in April 2001 for the purpose of acquiring cable systems from AT&T Broadband, LLC in the states of Georgia, Illinois, Iowa and Missouri (the "AT&T cable systems"). The Company completed the acquisitions of the AT&T cable systems in June and July 2001.

2. Summary of Significant Accounting Policies

Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements include the accounts of MCC and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Estimate

Effective July 1, 2003, the Company changed the estimated useful lives of its cable systems and equipment in conjunction with the Company's recently completed network upgrade and rebuild program. The changes in estimated useful lives were made to reflect management's evaluation of the longer economic lives of the Company's upgraded and rebuilt network. The new asset lives are consistent with those used by companies in the cable television industry. The weighted average useful lives of such fixed assets changed from approximately 7 years to approximately 12 years. These changes were made on a prospective basis and resulted in a decrease in net loss of approximately $63.5 million or $0.54 per share for the year ended December 31, 2003.

Revenue Recognition

Revenues include amounts billed to customers for services provided, installations, advertising and other services. Revenues from video and data services are recognized when the services are provided to the customers. Installation revenues are recognized to the extent of direct installation costs incurred. Advertising sales are recognized in the period that the advertisements are exhibited. Franchise fees are collected on a monthly basis and are periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company's accounts receivable are comprised of amounts due from subscribers in varying regions throughout the United States. Concentration of credit risk with respect to these receivables is limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. The Company invests its cash with high quality financial institutions.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Additions to property, plant and equipment generally include material, labor and indirect costs. Depreciation is calculated on a straight-line basis over the following useful lives:

Buildings	40 years
Leasehold improvements	Life of respective lease
Cable systems and equipment and subscriber devices	4 to 20 years
Vehicles	5 years
Furniture, fixtures and office equipment	5 years

The Company capitalizes improvements that extend asset lives and expenses repairs and maintenance as incurred. At the time of retirements, sales or other dispositions of property, the original cost and related accumulated depreciation are removed from the respective accounts and the gains and losses are presented as a component of depreciation expense.

The Company capitalizes the costs associated with the construction of cable transmission and distribution facilities, and new cable installations. Costs include direct labor and material, as well as certain indirect costs. The Company performs periodic evaluations of certain estimates used to determine such costs that are capitalized. Any changes to these estimates, which may be significant, are applied in the period in which the evaluations were completed. The costs of disconnecting service at a customer's dwelling or reconnecting to a previously installed dwelling are charged as expense in the period incurred. Costs associated with subsequent installations of additional services not previously installed at a customer's dwelling are capitalized to the extent such costs are incremental and directly attributable to the installation of such additional services.

Intangible Assets

Indefinite-lived intangible assets include goodwill and cable franchise costs and are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 142, which were adopted by the Company on January 1, 2002, prohibit the amortization of indefinite-lived intangible assets and goodwill, but require such assets to be tested annually for impairment, or more frequently if impairment indicators arise. The Company has determined that its cable franchise costs and goodwill are indefinite-lived assets. Accordingly, on January 1, 2002, the Company ceased the amortization of its indefinite-lived intangible assets. Other finite-lived intangible assets, which consist primarily of subscriber lists and covenants not to compete, continue to be amortized over their useful lives of 5 to 10 years and 5 years, respectively. See Note 6, Intangible Assets.

Other Assets

Other assets, net, represent financing costs incurred to raise debt, which are deferred and amortized as other expense over the expected term of such financings.

Segment Reporting

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," requires the disclosure of factors used to identify an enterprise's reportable segments. The Company's operations are organized and managed on the basis of cable system clusters that represent operating segments responsible for certain geographical regions. Each operating segment derives its revenues from the delivery of similar products and services to a customer base that is also similar. Each operating segment deploys similar technology to deliver our products and services and operates within a similar regulatory environment. In addition, each operating segment has similar economic characteristics. Management evaluated the criteria for aggregation of the geographic operating segments under SFAS No. 131 and believes the Company meets each of the respective criteria set forth. Accordingly, management has identified broadband services as the Company's one reportable segment.

Accounting for Derivative Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. As a result, the Company recorded an after tax charge of approximately $1.6 million, as a change in accounting principle, in the first quarter of 2001. The Company's stated strategy is to manage its interest expense using a combination of fixed and variable interest rate debt. The Company enters into interest rate exchange agreements to fix the interest rate on a portion of its variable interest rate debt to reduce the potential volatility in its interest expense that would otherwise result from changes in market interest rates.

Accounting for Asset Retirement

The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," on January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company reviewed its asset retirement obligations to determine the fair value of such liabilities and if a reasonable estimate of fair value can be made. This entailed the review of leases covering tangible long-lived assets as well as the Company's rights-of-way under franchise agreements. In determining the fair value of the Company's asset retirement obligation, consideration was given to the Cable Communications Policy Act of 1984, which generally entitles the cable operator to the "fair market value" for the cable system covered by a franchise, if renewal is denied and the franchising authority acquires ownership of the cable system or effects a transfer of the cable system to another person.

Upon adoption of SFAS No. 143, the Company determined that in certain instances, it is obligated by contractual terms or regulatory requirements to remove facilities or perform other remediation activities upon the retirement of its assets. The aggregate fair value of the liability incurred by this is immaterial to the Company's consolidated financial statements taken as a whole.

Income Taxes

The Company provides for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability based approach in accounting for income taxes. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and expected benefits of utilizing net operating loss carryforwards. The Company periodically assesses the likelihood of realization of deferred tax assets and net operating loss carryforwards by considering the scheduled reversal of deferred tax liabilities, taxable income in future periods and tax planning strategies.

Reclassifications

Certain reclassifications have been made to prior years' amounts to conform to the current year's presentation.

Recent Accounting Pronouncements

The FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," in December 2002, which amends: (i) SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation; (ii) the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation; and (iii) Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The Company adopted SFAS No. 148 on January 1, 2003.

The Company did not change to the fair value based method of accounting for stock-based employees compensation. Accordingly, the adoption of SFAS No. 148 did not affect the Company's financial condition or results of operations. However, SFAS No. 148 requires that information be provided as if the Company had accounted for employee stock options under the fair value method of this statement, including disclosing pro forma information regarding net income (loss) and net income (loss) per share beginning with the first quarter of 2003. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock. No compensation cost has been recognized for any option grants in the accompanying consolidated statements of operations since the price of the options was at their fair market value at the date of grant. The weighted average fair value of all of the employee options was estimated on the date of grant using the Black-Scholes model. Had the Company applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation, MCC's net income (loss) and basic and diluted net income (loss) per share would have been changed from the "as reported" amounts to the "pro forma" amounts as follows (dollars in thousands):

	2003	2002	2001
Net loss, as reported	**$(62,475)**	$(161,658)	$(190,876)
Deduct: Total stock-based compensation determined under fair value based method for all awards, net of related tax effects	**(4,027)**	(3,502)	(4,095)
Pro forma, net loss	**$(66,502)**	$(165,160)	$(194,971)
Basic and diluted net loss per share:			
As reported	**$(0.53)**	$(1.35)	$(1.80)
Pro forma	**$(0.56)**	$(1.38)	$(1.84)

Excluded from the above pro forma calculation are 7,200,000 of additional stock options issued to certain members of the Company's management since these options were issued for consideration representing their fair value. These options were issued prior to the completion of MCC's initial public offering in February 2000.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In general, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 on July 1, 2003, and such adoption did not have a material impact on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No. 150, certain financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003, and such adoption did not have a material impact on the Company's financial condition or results of operations.

3. Loss per Share

The Company calculates loss per share in accordance with SFAS No. 128, "Earnings per Share." SFAS No. 128 computes basic loss per share by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period plus the effects of any potentially dilutive securities. Due to its current losses, the Company does not have any additional securities outstanding that would have a dilutive effect on the weighted average common shares outstanding. The effects of stock options and convertible debt were anti-dilutive because the Company generated net losses for the periods presented. Accordingly, diluted loss per share equaled basic loss per share. If the Company did not have net losses for the years ended December 31, 2003, 2002 and 2001, the number of dilutive shares that would have been included in the earnings per share calculation totaled 30,000, 20,000 and 18,200, respectively.

The following table summarizes the Company's calculation of basic and diluted loss per share for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
(in thousands, except per share data)			
Net loss	**$(62,475)**	$(161,658)	$(190,876)
Basic and diluted loss per share	**$(0.53)**	$(1.35)	$(1.80)
Weighted average common shares outstanding	**118,627**	119,608	105,780

4. Acquisitions

The Company has made acquisitions of cable systems to increase the number of customers and markets it serves. These acquisitions were accounted for using the purchase method of accounting, and accordingly, the purchase price of these acquired systems has been allocated to the assets acquired and liabilities assumed at their estimated fair values at their respective dates of acquisition. The results of operations of the acquired systems have been included with those of the Company since the dates of acquisition.

On June 29, 2001, the Company acquired cable systems serving approximately 94,000 subscribers in the state of Missouri from affiliates of AT&T Broadband, LLC, for a purchase price of approximately $300.0 million. This acquisition was financed with a portion of the net proceeds from the Company's public offering of 29.9 million shares of its Class A common stock (See Note 8).

On July 18, 2001, the Company acquired cable systems serving approximately 706,000 basic subscribers in the states of Georgia, Illinois and Iowa from affiliates of AT&T Broadband, LLC, for an aggregate purchase price of approximately $1.76 billion. This acquisition was financed with a portion of the net proceeds from the Company's public offerings of 29.9 million shares of Class A common stock and 5¼% convertible senior notes due 2006, the net proceeds of the 11% senior notes due 2013 and borrowings under the Company's bank credit facilities (See Notes 7 and 8).

Summarized below are the pro forma unaudited results of operations for the year ended December 31, 2001 assuming the purchase of the AT&T cable systems had been consummated as of January 1, 2001 (in thousands, except per share data). Adjustments have been made to: (i) depreciation and amortization reflecting the fair value of the assets acquired; and (ii) interest expense reflecting the debt incurred to finance the acquisitions. The pro forma results may not be indicative of the results that would have occurred if the acquisitions had been completed on the date indicated or which may be obtained in the future.

	2001
Revenues	$834,126
Operating loss	(86,416)
Net loss before cumulative effect of accounting change	(265,282)
Net loss	(266,924)
Basic and diluted loss per share	$(2.52)
Weighted average common shares outstanding	105,780

5. Property, Plant and Equipment

As of December 31, 2003 and 2002, property, plant and equipment consisted of (dollars in thousands):

	2003	2002
Land and land improvements	**$ 7,059**	$ 6,536
Buildings and leasehold improvements	**41,273**	37,748
Cable systems, equipment and subscriber devices	**2,172,953**	2,003,489
Vehicles	**63,023**	46,007
Furniture, fixtures and office equipment	**25,573**	21,476
	2,309,881	2,115,256
Accumulated depreciation	**(844,519)**	(631,427)
Property, plant and equipment, net	**$1,465,362**	$1,483,829

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was approximately $258.4 million, $286.4 million and $185.1 million, respectively. As of December 31, 2003 and 2002, the Company had property under capitalized leases of $10.7 million and $2.4 million, respectively, before accumulated depreciation, and $8.9 million and $1.9 million, respectively, net of accumulated depreciation.

6. Intangible Assets

The Company operates its cable systems under non-exclusive cable franchises that are granted by state or local government authorities for varying lengths of time. The Company acquired these cable franchises through acquisitions of cable systems and were accounted for using the purchase method of accounting.

On January 1, 2002, the Company adopted SFAS No. 142, which eliminates amortization of goodwill and certain intangibles that have indefinite lives but requires that such assets be tested for impairment at least annually. Prior to adoption of SFAS No. 142 on January 1, 2002, the Company amortized cable franchises and goodwill over 15 years. The Company evaluated the expected useful life of its cable franchises, also referred to as franchise costs, upon adoption of SFAS No. 142 and determined that all of its cable franchises have an indefinite useful life. As such, the Company ceased amortizing its cable franchises effective January 1, 2002. In determining whether its cable franchises have an indefinite life, the Company considered that: (i) there are no legal, regulatory, contractual, competitive, economic or other factors limiting the period over which these cable franchise rights will continue to contribute to the Company's revenues; (ii) the Company has sufficient experience with the local franchising authorities to conclude that franchise renewals can and will be accomplished indefinitely; (iii) the Company has never had a cable franchise right revoked, and has never been denied a franchise renewal; (iv) in the Company's history of renewing franchises, minimal costs have been incurred in the franchise renewal process; (v) the Company has sufficiently upgraded the technological state of its cable systems; (vi) under the 1984 Cable Act, a local franchising authority may not unreasonably withhold the renewal of a cable system franchise; and (vii) valuations of cable franchises by market participants presume that franchise renewals can and will be accomplished indefinitely. The Company will continue to reevaluate the expected life of its cable franchises periodically to determine whether events and circumstances continue to support an indefinite life.

Based on the guidance of Emerging Issues Task Force, or "EITF," Issue No. 02-7, Unit for Accounting for Testing Impairment of Indefinite-Lived Intangible Assets, the Company determined that the unit of accounting for testing cable franchise value for impairment resides at the cable system cluster level. Such level reflects the financial reporting level managed and reviewed by the corporate office (i.e., chief operating decision maker) as well as how the Company allocates capital resources and utilizes the assets. Lastly, the financial unit level reflects the level at which the purchase method of accounting for the Company's acquisitions were originally recorded. The Company has three cable system clusters, or reporting units, for the purpose of applying SFAS No. 142.

The Company assesses the fair value of its franchise costs based on a discounted cash flow methodology. If the determined fair value of the Company's franchise costs is less than the carrying amount on the financial statements, an impairment charge would be recognized for the difference between the fair value and the carrying value of the assets. To test the impairment of the goodwill carried on the Company's financial statements, the fair value of the cable system cluster's tangible and intangible assets (includes franchise costs) other than goodwill is deducted from the cable system cluster's fair value. The balance represents the fair value of goodwill which is then compared to the carrying value of goodwill to determine if there is any impairment. The Company completed its last impairment test in accordance with SFAS No. 142 in September 2003. Such test indicated no impairment of franchise costs or goodwill.

The following table provides a reconciliation of the results of operations for the years ended December 31, 2003, 2002 and 2001 to the net loss that would have been reported had goodwill and franchise costs amortization not been recorded as of January 1, 2001, assuming the purchase of the AT&T cable systems had been consummated as of January 1, 2001:

	2003	2002	2001
(in thousands, except per share data)		(unaudited)	
Reported net loss	**$(62,475)**	$(161,658)	$(190,876)
Add back: goodwill and franchise cost amortization	**—**	—	144,933
Adjusted pro forma net loss	**$(62,475)**	$(161,658)	$ (45,943)
Reported basic and diluted loss per share	**$(0.53)**	$(1.35)	$(1.80)
Add back: goodwill and franchise cost amortization	**—**	—	1.37
Adjusted pro forma basic and diluted loss per share	**$(0.53)**	$(1.35)	$(0.43)

The following table summarizes the net asset value for each intangible asset category as of December 31, 2003 and 2002 (dollars in thousands):

	Gross Asset Value	Accumulated Amortization	Net Asset Value
2003			
Franchise costs	**$1,943,010**	**$141,118**	**$1,801,892**
Goodwill	**224,281**	**3,223**	**221,058**
Subscriber lists	**167,015**	**140,087**	**26,928**
Covenants not to compete	**5,695**	**5,478**	**217**
	$2,340,001	**$289,906**	**$2,050,095**
2002			
Franchise costs	$1,949,670	$141,777	$1,807,893
Goodwill	224,318	3,231	221,087
Subscriber lists	167,846	124,808	43,038
Covenants not to compete	5,695	5,309	386
	$2,347,529	$275,125	$2,072,404

Amortization expense for the years ended December 31, 2003, 2002 and 2001 was approximately $14.9 million, $33.0 million and $125.7 million, respectively. The Company's estimated aggregate amortization expense for 2004 through 2008 and beyond is $10.8 million, $2.8 million, $2.1 million, $2.1 million, $2.1 million and $7.9 million, respectively.

7. Debt

As of December 31, 2003 and 2002, debt consisted of (dollars in thousands):

	2003	2002
Bank credit facilities	**$1,646,500**	$1,621,500
8 ½% senior notes	**200,000**	200,000
7 ⅞% senior notes	**125,000**	125,000
9 ½% senior notes	**500,000**	500,000
11% senior notes	**400,000**	400,000
5 ¼% convertible senior notes	**172,500**	172,500
Capital lease obligations	**7,493**	211
	$3,051,493	$3,019,211
Less: current portion	**12,571**	2,211
Total long-term debt	**$3,038,922**	$3,017,000

Bank Credit Facilities

On September 30, 1999, operating subsidiaries of Mediacom LLC entered into a $550.0 million senior secured credit facility, consisting of a $450.0 million reducing revolving credit facility and a $100.0 million term loan (the "Mediacom USA Credit Agreement"). The revolving credit facility expires on March 31, 2008, and is subject to earlier expiration on June 30, 2007 if Mediacom LLC does not refinance the 8 ½% Senior Notes by March 31, 2007.

The revolving credit facility makes available a maximum commitment amount for a period of up to eight and one-half years, which is subject to quarterly reductions ranging from 1.25% to 17.50% of the original commitment amount. As of December 31, 2003, the maximum commitment amount available under the revolving credit facility was $416.3 million, and $232.0 million was outstanding under such facility. For the year ended December 31, 2004, the maximum commitment amount under the revolving credit facility will be reduced by $67.5 million, or 15% of the original commitment amount. The Mediacom USA Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein. The term loan matures on September 30, 2008, and is subject to repayment on September 30, 2007 if Mediacom LLC does not refinance the 8 ½% Senior Notes by March 31, 2007. The term loan is payable in quarterly installments. As of December 31, 2003, the outstanding debt under the term loan was $98.5 million. For the year ended December 31, 2004, the outstanding debt under the term loan will be reduced by $1.0 million or 1% of the original amount of the term loan. The Mediacom USA Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ¼% to ⅜% per annum on the unused portion of available credit under the reducing revolver credit facility. Interest on outstanding revolver loans is payable at either the eurodollar rate plus a floating percentage ranging from 0.75% to 2.25% or the base rate plus a floating percentage ranging from 0% to 1.25%. Interest on the term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating rate percentage ranging from 1.50% to 1.75%.

On November 5, 1999, operating subsidiaries of Mediacom LLC entered into a $550.0 million senior secured credit facility, consisting of a $450.0 million reducing revolving credit facility and a $100.0 million term loan (the "Mediacom Midwest Credit Agreement"). The revolving credit facility expires on June 30, 2008, and is subject to earlier expiration on September 30, 2007 if Mediacom LLC does not refinance the 8 ½% Senior Notes by March 31, 2007. The revolving credit facility makes available a maximum commitment amount for a period of up to eight and one-half years, which is subject to quarterly reductions ranging from 1.25% to 8.75% of the original commitment amount. As of December 31, 2003, the maximum commitment amount available under the revolving credit facility was $416.3 million, and $267.3 million was outstanding under such facility. For the year ended December 31, 2004, the maximum commitment amount under the revolving credit facility will be reduced by $67.5 million, or 15% of the original commitment amount. The Mediacom Midwest Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein. The term loan matures on December 31, 2008, and is subject to repayment on December 31, 2007 if Mediacom LLC does not refinance the 8 ½% Senior Notes by March 31, 2007. The term loan is payable in quarterly installments. As of December 31, 2003, the outstanding debt under the term loan was $98.8 million. For the year ended December 31, 2004, the outstanding debt under the term loan will be reduced by $1.0 million or 1% of the original amount of the term loan. The Mediacom Midwest Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ¼% to ⅜% per annum on the unused portion of available credit under the reducing revolver credit facility. Interest on the outstanding revolver loans is payable at either the eurodollar rate plus a floating percentage ranging from 0.75% to 2.25% or the base rate plus a floating percentage ranging from 0% to 1.25%. Interest on the term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating rate percentage ranging from 1.50% to 1.75%.

On July 18, 2001, the operating subsidiaries of Mediacom Broadband LLC entered into a $1.4 billion senior secured credit facility, consisting of a $600.0 million revolving credit facility, a $300.0 million tranche A term loan and a $500.0 million tranche B term loan ("Mediacom Broadband Credit Agreement" and together with the Mediacom USA Credit Agreement and the Mediacom Midwest Credit Agreement, the "Bank Credit Agreements"). The revolving credit facility expires on March 31, 2010, and commitments under the revolving credit facility are subject to quarterly reductions beginning on December 31, 2004, ranging from 2.00% to 8.00% of the original commitment amount. As of December 31, 2003, $150.0 million was outstanding under the revolving credit facility. The tranche A term loan matures on March 31, 2010 and the tranche B term loan matures on September 30, 2010. The term loans are payable in quarterly installments beginning on September 30, 2004. For the year ended December 31, 2004, the outstanding debt under tranche A will be reduced by $6.0 million or 2% of the original amount of the term loan, while tranche B will be reduced by $2.5 million or 0.5% of the original amount of the term loan. The Mediacom Broadband Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein, beginning December 31, 2004. For the year ended December 31, 2004, the maximum commitment amount under the revolving credit facility will be reduced by $12.0 million or 2% of the original commitment amount. The Mediacom Broadband Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ⅜% to ⅝% per annum on the unused portion of available credit under the revolving credit facility. Interest on outstanding revolving loans and the tranche A term loan is payable at either the eurodollar rate plus a floating percentage ranging from 1.00% to 2.50% or the base rate plus a floating percentage ranging from 0.25% to 1.50%. Interest on the tranche B term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating percentage ranging from 1.50% to 1.75%.

The Bank Credit Agreements require compliance with certain financial covenants including, but not limited to, leverage, interest coverage and pro forma debt service coverage or debt service coverage ratios, as defined therein. The Bank Credit Agreements also require compliance with other covenants including, but not limited to, limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments, and certain transactions with affiliates. The Company was in compliance with all covenants of the Bank Credit Agreements as of and for all periods in the year ended December 31, 2003.

The Mediacom USA Credit Agreement and the Mediacom Midwest Credit Agreement are collateralized by Mediacom LLC's pledge of all its ownership interests in its operating subsidiaries and is guaranteed by Mediacom LLC on a limited recourse basis to the extent of such ownership interests. The Mediacom Broadband Credit Agreement is collateralized by Mediacom Broadband LLC's pledge of all its ownership interests in its operating subsidiaries and is guaranteed by Mediacom Broadband LLC on a limited recourse basis to the extent of such ownership interests.

The average interest rate on debt outstanding under the Bank Credit Agreements was 3.0% and 4.3% for the years ended December 31, 2003 and December 31, 2002, respectively, before giving effect to the interest rate exchange agreements discussed below. As of December 31, 2003, the Company had approximately $770.0 million of unused bank commitments under the Bank Credit Agreements.

The Company uses interest rate exchange agreements in order to fix the interest rate on its floating rate debt. As of December 31, 2003, the Company had interest rate exchange agreements with various banks pursuant to which the interest rate on $800.0 million is fixed at a weighted average rate of approximately 3.3%, plus the average applicable margin over the eurodollar rate option under the Company's bank credit agreements. Under the terms of the interest rate exchange agreements, which expire from 2005 through 2007, the Company is exposed to credit loss in the event of nonperformance by the other parties. However, due to the high creditworthiness of its counterparties, the Company does not anticipate their nonperformance.

The fair value of the interest rate exchange agreements is the estimated amount that the Company would receive or pay to terminate such agreements, taking into account current interest rates, the remaining time to maturities and the current creditworthiness of the Company's counterparties. At December 31, 2003, based on the mark-to-market valuation, the Company would have paid approximately $15.8 million if it terminated these agreements, inclusive of accrued interest.

Senior Notes

On April 1, 1998, Mediacom LLC and its wholly-owned subsidiary, Mediacom Capital Corporation, a New York corporation, jointly issued $200.0 million aggregate principal amount of 8½% senior notes due on April 2008 (the "8½% Senior Notes"). The 8½% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 8½% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 8½% Senior Notes as of and for all periods in the year ended December 31, 2003.

On February 26, 1999, Mediacom LLC and Mediacom Capital Corporation jointly issued $125.0 million aggregate principal amount of 7⅞% senior notes due on February 2011 (the "7⅞% Senior Notes"). The 7⅞% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 7⅞% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 7⅞% Senior Notes as of and for all periods in the year ended December 31, 2003.

On January 24, 2001, Mediacom LLC and its wholly-owned subsidiary, Mediacom Capital Corporation, completed an offering of $500.0 million of 9½% senior notes due January 2013 (the "9½% Senior Notes"). The 9½% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 9½% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers, and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 9½% Senior Notes as of and for all periods in the year ended December 31, 2003.

On June 29, 2001, Mediacom Broadband LLC and its wholly-owned subsidiary, Mediacom Broadband Corporation, a Delaware corporation, completed an offering of $400.0 million in aggregate principal amount of 11% senior notes due July 2013 (the "11% Senior Notes"). The 11% Senior Notes are unsecured obligations of Mediacom Broadband, and the indenture for the 11% Senior Notes stipulates, among other things, restrictions of incurrence of indebtedness, distributions, mergers and assets sales and has cross-default provisions related to other debt of Mediacom Broadband. Mediacom Broadband was in compliance with the indenture governing the 11% Senior Notes as of and for all periods in the year ended December 31, 2003.

Convertible Senior Notes

The Company maintains $172.5 million aggregate principal amount of 5¼% convertible senior notes ("Convertible Senior Notes") due July 2006. The Convertible Senior Notes are convertible at any time at the option of the holder into the Company's Class A common stock at an initial conversion rate of 53.4171 shares per $1,000 principal amount of notes, which is equivalent to a price of $18.72 per share. The conversion rate is subject to adjustment as specified in the indenture governing the Convertible Senior Notes. The Company may redeem the Convertible Senior Notes at 101.313% of par value from July 5, 2004 through June 30, 2005 and at par value thereafter.

Fair Value and Debt Maturities

The fair value of the Company's bank credit facilities approximate the carrying value. The fair value at December 31, 2003 of the 8½% Senior Notes, the 7⅞% Senior Notes, the 9½% Senior Notes and the 11% Senior Notes was approximately $204.0 million, $125.0 million, $531.0 million and $450.0 million, respectively. The fair value at December 31, 2003 of the Convertible Senior Notes was approximately $164.0 million.

The stated maturities of all debt outstanding as of December 31, 2003 are as follows (dollars in thousands):

2004	$ 12,571
2005	47,630
2006	372,441
2007	248,071
2008	611,780
Thereafter	1,759,000
	$3,051,493

8. Stockholders' Equity

The Company has authorized 300,000,000 shares of Class A common stock, $0.01 par value and 100,000,000 shares of Class B common stock, $0.01 par value. The holders of Class A and Class B common stock are entitled to vote as a single class on each matter in which the shareholders of the Company are entitled to vote. Each Class A share is entitled to one vote and each Class B share is entitled to ten votes.

On June 27, 2001, MCC completed a public offering of 29.9 million shares of its Class A common stock at $15.22 per share. The net proceeds, after underwriting discounts and other expenses of approximately $22.2 million, were $432.9 million.

The Company maintains Employee Stock Purchase Plans ("ESPP"). Under the plans, all employees are allowed to participate in the purchase of MCC's Class A Common Stock at a 15% discount on the date of the allocation. Shares purchased by employees amounted to 191,336 and 176,600 in 2003 and 2002, respectively. The net proceeds to the Company were approximately $1.0 million and $1.3 million in 2003 and 2002, respectively. Compensation expense was not recorded on the distribution of these shares in accordance with APB No. 25.

9. Income Tax

Income tax expense relates to minimum state and local taxes and capital taxes that the Company is required to pay in certain jurisdictions. The reconciliation of the income tax expense at the United States federal statutory rate to the actual income tax expense is as follows (dollars in thousands):

	2003	2002	2001
Tax benefit at the United States statutory rate	**$(21,718)**	$(54,896)	$(66,201)
State taxes, net of federal tax benefit	**276**	700	774
Losses not benefited	**21,866**	54,396	65,514
Total income tax expense	**$ 424**	$ 200	$ 87

The Company's net deferred tax liability consists of the following (dollars in thousands):

	2003	2002
Deferred tax asset:		
Unrealized loss on marketable securities	**$ 5,648**	$ 11,527
Reserves and other	**32,656**	28,650
Net operating loss carryforwards	**456,670**	280,163
Gross tax assets	**494,974**	320,340
Less: Valuation allowance	**(224,101)**	(182,518)
Deferred tax assets, net	**270,873**	137,822
Deferred tax liabilities:		
Investment in cable television systems	**270,873**	137,822
Net deferred tax liability	**$ —**	$ —

At December 31, 2003, the Company had net operating loss carryforwards of approximately $1.2 billion which will expire in the years 2020 through 2023. The Company assesses the likelihood of realization of deferred tax assets and net operating loss carryforwards by considering the scheduled reversal of deferred tax liabilities, taxable income in future periods and tax planning strategies. At December 31, 2003, the Company has recorded a net deferred tax asset valuation allowance of approximately $224.1 million. The Company will continue to monitor the need for the deferred tax asset valuation allowance in 2004 and beyond as the Company anticipates to report accounting earnings.

10. Related Party Transactions

Mediacom Management Corporation ("Mediacom Management"), a Delaware corporation, holds a 1% direct ownership interest in Mediacom California LLC, which in turn holds a 1% interest in Mediacom Arizona LLC. These ownership interests represent less than 1% of the Company's total revenues. Mediacom Management is wholly-owned by the Chairman and CEO of MCC.

One of the Company's directors is a partner of a law firm that performs various legal services for the Company. For the years ended December 31, 2003, 2002 and 2001, the Company paid this law firm approximately $1.0 million, $1.3 million and $3.4 million, respectively, for services performed.

11. Employee Benefit Plans

Substantially all employees of the Company are eligible to participate in a defined contribution plan pursuant to the Internal Revenue Code Section 401(k) (the "Plan"). Under such Plan, eligible employees may contribute up to 15% of their current pretax compensation. The Plan permits, but does not require, matching contributions and non-matching (profit sharing) contributions to be made by the Company up to a maximum dollar amount or maximum percentage of participant contributions, as determined annually by the Company. The Company presently matches 50% on the first 6% of employee contributions. The Company's contributions under the Plan totaled approximately $1.8 million, $1.8 million and $1.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

12. Commitments and Contingencies

Under various lease and rental agreements for offices, warehouses and computer terminals, the Company had rental expense of approximately $5.4 million, $5.0 million and $4.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum annual rental payments are as follows (dollars in thousands):

2004	$3,129
2005	1,979
2006	1,712
2007	1,396
2008	680
Thereafter	1,895

In addition, the Company rents utility poles in its operations generally under short-term arrangements, but the Company expects these arrangements to recur. Total rental expense for utility poles was approximately $8.5 million, $7.0 million and $4.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

As of December 31, 2003, approximately $13.6 million of letters of credit were issued to various parties to secure the Company's performance relating to insurance and franchise requirements. The fair value of such letters of credit were not material.

Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which any of the Company's properties are subject.

13. American Independence Corp. (formerly "SoftNet Systems, Inc.")

As of January 31, 2001, the Company formally terminated its business relationship with SoftNet Systems, Inc. ("SoftNet") in all material respects. As part of the termination the Company received SoftNet common stock representing 8.7% of aggregate voting power as of January 1, 2001. These shares are reported as investments in the Company's consolidated balance sheet. The Company recognized SoftNet-related revenue of approximately $0.3 million and approximately $30.0 million of other income in the consolidated statements of operations in 2001. During 2002, SoftNet changed its name to American Independence Corp. ("AMIC"). During 2003, the Company sold portions of its investment in AMIC and recognized a gain on sale of investments of $1.7 million. As of December 31, 2003, the Company owned 358,053 shares of AMIC, which had a market value of $4.2 million based on the closing price that day at the Nasdaq National Market.

14. Stock Options

In April 2003, MCC's Board of Directors adopted the Company's 2003 Incentive Plan, or "2003 Plan," which amended and restated the Company's 1999 Stock Option Plan and incorporated into the 2003 Plan options that were previously granted outside the 1999 Stock Option Plan. The 2003 Plan was approved by MCC's stockholders in June 2003. The 2003 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted shares, and other stock-based awards, in addition to annual incentive awards. The 2003 plan has available under it 21,000,000 shares of common stock for issuance in settlement of awards. As of December 31, 2003, options for 11,743,315 had been granted under the 2003 Plan, consisting of 3,594,423 shares of Class A common stock and 8,148,892 of Class B common stock.

The following table summarizes information concerning stock option activity for the years ended December 31, 2003, 2002 and 2001:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	9,907,010	$18.93
Granted	778,120	17.24
Exercised	(2,700)	19.00
Forfeited	(173,835)	18.41
Outstanding at December 31, 2001	10,508,595	$18.81
Granted	604,735	11.97
Exercised	—	—
Forfeited	(216,775)	16.69
Outstanding at December 31, 2002	10,896,555	$18.47
Granted	**1,009,000**	**7.93**
Exercised	**—**	**—**
Forfeited	**(162,240)**	**15.78**
Outstanding at December 31, 2003	**11,743,315**	**$17.60**

The Company had options exercisable amounting to 9,437,629, 8,934,548 and 8,497,496, with average prices of $18.83, $18.94 and $18.98 at December 31, 2003, 2002 and 2001, respectively. The weighted average fair value of options granted was $5.51, $6.04 and $8.61 per share for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company accounts for its stock option plans under Accounting Principles Board ("APB") opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for any option grants in the accompanying consolidated statements of operations since the price of the options was at their fair market value at the date of grant. SFAS 148 requires that information be determined as if the Company had accounted for employee stock options under the fair value method of this statement, including disclosing pro forma information regarding net loss and loss per share. The weighted average fair value of all of the Employee Options was estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions: (i) risk free average interest rate of 3.6%, 5.0% and 4.7% for the years ended December 31, 2003, 2002 and 2001, respectively; (ii) expected dividend yields of 0%; (iii) expected lives of 6 years; and (iv) expected volatility of 45%. Had compensation costs been recorded for the Employee Options under SFAS 148, the compensation costs would have been $4.1 million, $3.5 million and $4.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table summarizes information concerning stock options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$ 7.00 to $12.00	1,540,235	9.24 years	$ 9.19	130,347	$10.82
$12.01 to $18.00	616,660	7.28 years	16.89	250,324	16.90
$18.01 to $22.00	9,586,420	2.35 years	19.00	9,056,958	19.00
	11,743,315	3.51 years	$17.60	9,437,629	$18.83

15. Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in thousands, except per share data)				
2003				
Revenues	**$242,775**	**$252,194**	**$251,107**	**$258,813**
Operating income	**19,029**	**21,400**	**44,134**	**47,827**
Net (loss) income	**(33,366)**	**(38,158)**	**1,937**	**7,112**
Basic and diluted net income (loss) per share	**(0.28)**	**(0.32)**	**0.02**	**0.06**
Weighted average common shares outstanding	**118,525**	**118,632**	**118,633**	**118,717**
2002				
Revenues	$219,547	$230,792	$233,723	$238,971
Operating income	11,997	13,722	21,584	4,513
Net loss	(35,190)	(37,487)	(39,940)	(49,041)
Basic and diluted loss per share	(0.29)	(0.31)	(0.33)	(0.41)
Weighted average common shares outstanding	119,892	119,942	119,943	118,662
2001				
Revenues	$ 89,131	$ 91,864	$191,734	$212,446
Operating loss	(9,982)	(10,101)	(8,854)	(33,555)
Net loss before cumulative effect of accounting change	(2,935)	(32,718)	(65,262)	(88,319)
Net loss	(4,577)	(32,718)	(65,262)	(88,319)
Basic and diluted loss per share before cumulative effect of accounting change	(0.03)	(0.35)	(0.54)	(0.74)
Basic and diluted loss per share (a)	(0.05)	(0.35)	(0.54)	(0.74)
Weighted average common shares outstanding	89,956	92,921	119,876	119,882

(a) The sum of quarterly earnings may not equal total year earnings per share due to the effect of the Company's public offering of its shares of its common stock during 2001.

Report of Management

The management of Mediacom Communications Corporation is responsible for the preparation and integrity of the consolidated financial statements, related notes and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and, where necessary, include certain amounts that are based upon management's informed judgments and estimates.

Mediacom's system of internal controls is a major element in management's responsibility to assure that the consolidated financial statements present fairly Mediacom's financial condition. The system includes both accounting controls and the internal auditing program, which are designed to provide reasonable assurance that Mediacom's assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization, and that fraudulent financial reporting is prevented or detected. A staff of internal auditors regularly monitors the adequacy and application of internal controls on a company-wide basis.

Mediacom's consolidated financial statements are audited by PricewaterhouseCoopers LLP, independent accountants, whose appointment is ratified by Mediacom's shareholders. Mediacom provides the independent accountants access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. The independent accountants maintain an understanding of our internal controls and conduct tests and other auditing procedures considered necessary under the circumstances to express their opinion.

The Audit Committee of the Board of Directors, which is comprised solely of directors who are "independent" as defined by the Nasdaq Marketplace Rules, provides oversight to Mediacom's financial reporting process and meets periodically with management and the independent accountants to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. The independent accountants have full and free access to the Audit Committee with and without management.

Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 31, 2003 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.

Rocco B. Commisso
Chairman and Chief Executive Officer

Mark E. Stephan
Executive Vice President,
Chief Financial Officer, Treasurer and Director

Report of Independent Auditors

To the Shareholders of Mediacom Communications Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Mediacom Communications Corporation and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The Company's consolidated financial statements as of December 31, 2001 and for the year then ended, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 13, 2002.

As discussed above, the Company's consolidated financial statements as of December 31, 2001, and for the year then ended, were audited by other independent accountants who have ceased operations. As described in Note 6, those financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures for 2001 included in Note 6. In our opinion, the transitional disclosures for 2001 in Note 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill effective January 1, 2002.

PricewaterhouseCoopers LLP

New York, New York
March 9, 2004

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants

To the Shareholders of Mediacom Communications Corporation:

We have audited the accompanying consolidated balance sheets of Mediacom Communications Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mediacom Communications Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.

Arthur Andersen LLP

Stamford, Connecticut
February 13, 2002

Market for Registrant's Common Equity and Related Stockholder Matters

Our Class A common stock is traded on the Nasdaq National Market under the symbol "MCCC." The following table sets forth, for the periods indicated, the high and low closing sales prices for our Class A common stock as reported by the Nasdaq National Market:

	2003		2002	
	High	**Low**	High	Low
First Quarter	**$10.04**	**$6.86**	$18.22	$13.68
Second Quarter	**$10.79**	**$8.37**	$13.78	$ 7.45
Third Quarter	**$10.80**	**$6.71**	$ 7.25	$ 3.98
Fourth Quarter	**$ 8.80**	**$6.46**	$10.36	$ 3.63

As of February 17, 2004, there were approximately 406 holders of record of our Class A common stock and 6 holders of record of our Class B common stock. The number of Class A stockholders does not include beneficial owners holding shares through nominee names.

We have never declared or paid any dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Thus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future dividend policy will be determined by our Board of Directors and will depend on various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

During the year ended December 31, 2003, we granted stock options to certain of our employees to purchase an aggregate of 1,009,000 shares of Class A common stock at exercise prices ranging from $6.94 to $8.80 per share. The grant of stock options to the employees and non-employee directors of MCC was not registered under the Securities Act of 1933 because the stock options either did not involve an offer or sale for purposes of Section 2(a)(3) of the Securities Act of 1933, in reliance on the fact that the stock options were granted for no consideration, or were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933 pursuant to Section 4(2).

Company Information

INVESTOR INFORMATION

Annual Report on Form 10-K
We will provide by mail, without charge, a copy of our annual report on Form 10-K at your request. Please direct all inquiries to Investor Relations at the address or phone number listed below.

Investor Relations
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941
845-695-2642

Transfer Agent & Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660

Website: www.melloninvestor.com
Toll free number: 1-800-288-9541 (within the US)
Outside the US: 201-329-8660
TTD number: 1-800-231-5469 (Hearing Impaired)

Trustee for Senior Notes and Convertible Senior Notes
The Bank of New York
Corporate Trust Division
101 Barclay Street—8W
New York, New York 10286

Annual Meeting of Shareholders
June 17, 2004, 10 a.m. (Eastern Time)
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas, 24th Floor
New York, New York 10020

CORPORATE INFORMATION

Corporate Headquarters
100 Crystal Run Road
Middletown, New York 10941
845-695-2600
www.mediacomcc.com

Independent Auditors
PricewaterhouseCoopers LLP
New York, New York

Corporate Legal Counsel
Sonnenschein Nath & Rosenthal LLP
New York, New York

Directors and Officers

Board of Directors

Rocco B. Commisso
Chairman and Chief Executive Officer,
Mediacom Communications Corporation

Craig S. Mitchell
Senior Vice President of Finance,
Treasurer and Secretary,
Morris Communications Company, LLC

William S. Morris III
Chairman and Chief Executive Officer,
Morris Communications Company, LLC

Thomas V. Reifenheiser
Retired Managing Director,
JP Morgan Chase & Co.

Natale S. Ricciardi
Vice President,
U.S. Manufacturing,
Pfizer Inc.

Mark E. Stephan
Executive Vice President,
Chief Financial Officer and Treasurer,
Mediacom Communications Corporation

Robert L. Winikoff
Partner,
Sonnenschein Nath & Rosenthal LLP

Officers and Key Management

Rocco B. Commisso
Chairman and Chief Executive Officer

Charles J. Bartolotta
Senior Vice President,
Customer Operations

James M. Carey
Senior Vice President,
Divisional Operations,
Midwest and Southern Divisions

Italia Commisso Weinand
Senior Vice President,
Programming and Human Resources

Calvin G. Craib
Senior Vice President,
Business Development

Sonja L. Farrand
Vice President,
Advertising Sales,
OnMedia Division

Charles F. King
Vice President,
Divisional Operations,
North Central Division

William I. Lees, Jr.
Senior Vice President,
Corporate Controller

John G. Pascarelli
Executive Vice President,
Operations

Michael Rahimi
Senior Vice President,
Marketing and Consumer Services

Mark E. Stephan
Executive Vice President,
Chief Financial Officer and Treasurer

Brian M. Walsh
Senior Vice President,
Financial Operations

Joseph E. Young
Senior Vice President,
General Counsel and Secretary

Mediacom
COMMUNICATIONS CORPORATION

Corporate Headquarters
100 Crystal Run Road
Middletown, New York 10941
845-695-2600
www.mediacomcc.com